EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

LD COMMODITIES SUGAR HOLDINGS LLC

LOUIS DREYFUS COMMODITIES SUBSIDIARY INC.

and

IMPERIAL SUGAR COMPANY

Dated as of May 1, 2012

i

Exhibits

A              Certification of Formation

Annex I

Annex I   Conditions of the Offer

Disclosure Letters

Company Disclosure Letter
Parent Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
Adverse Change Recommendation	Section 1.2(b)
Agreement	Preamble
Balance Sheet Date	Section 4.12(a)(i)
Book-Entry Shares	Section 3.1(c)(ii)
Capitalization Date	Section 4.8(b)
Certificate of Merger	Section 2.3
Certificates	Section 3.1(c)(ii)
Change of Recommendation Notice	Section 1.2(c)
Chosen Courts	Section 9.5
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 3.2(f)
Common Stock	Recitals
Company	Preamble
Company Assets	Section 4.7
Company Benefit Plans	Section 4.17(a)
Company Board	Recitals
Company Board Recommendation	Section 1.2(a)
Company Compensatory Awards	Section 4.8(c)
Company Disclosure Documents	Section 4.28
Company Disclosure Letter	Article IV
Company Financial Advisor	Section 4.25
Company Intellectual Property	Section 4.21(a)
Company Option	Section 3.3(a)
Company Organizational Documents	Section 4.4
Company Permits	Section 4.23(a)
Company Proxy Statement	Section 4.6(b)
Company Restricted Stock Award	Section 3.3(c)
Company Rights	Section 4.8(a)
Company Rights Agreement	Section 4.8(a)
Company RSU Award	Section 3.3(b)
Company SEC Reports	Section 4.10(a)
Company Shareholders Meeting	Section 4.6(b)
Company Termination Fee	Section 8.6(b)
Confidentiality Agreement	Section 6.3(b)
Continuation Period	Section 6.7(a)
Continuing Directors	Section 1.3(b)
Convertible Company Debt	Section 4.8(g)
Dissenting Shares	Section 3.4(a)
Effective Time	Section 2.3
Employee	Section 6.7(a)
Environmental Law	Section 4.20(a)
Environmental Liabilities	Section 4.20(d)(ii)

v

Term	Section
ERISA	Section 4.17(a)
Exchange Act	Section 4.6(b)
Excluded Shares	Section 3.1(b)
Exon-Florio	Section 4.6(e)
Expense Reimbursement Amount	Section 8.6(b)
Expenses	Section 6.13
Expiration Date	Section 1.1(d)
Foreign Competition Law	Section 4.6(g)
GAAP	Section 4.11(a)(i)
Governmental Authorizations	Section 4.6
Guarantee	Section 5.12
Guarantor	Section 5.12
HSR Act	Section 4.6(f)
Indebtedness	Section 6.1(m)
Indemnified Parties	Section 6.8(a)
Initial Expiration Date	Section 1.1(d)
IP Licenses	Section 4.21(b)
IRS	Section 4.17(b)
Legal Actions	Section 4.14
Liabilities	Section 4.12
Material Contracts	Section 4.15
Maximum Premium	Section 6.8(b)
Merger	Recitals
Merger Agreement	Appendix
Merger Consideration	Section 3.1(c)(i)
Merger Sub	Preamble
Minimum Condition	Section 9.16
Minority Investment	Section 4.5(b)
Multiemployer Plan	Section 4.17(a)
NASDAQ	Section 1.3(a)
New Plans	Section 6.7(d)
Offer	Recitals
Offer Acceptance Time	Section 1.2(c)
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.1(h)
Offer Price	Recitals
Offer to Purchase	Section 1.1(c)
Option Consideration	Section 3.3(a)
Owned Intellectual Property	Section 4.21(a)
Parent	Preamble
Parent Assets	Section 5.4(b)
Parent Contracts	Section 5.4(c)
Parent Disclosure Documents	Section 5.13
Parent Disclosure Letter	Article V
Paying Agent	Section 3.2(a)

Term	Section
Payment Fund	Section 3.2(b)
Permits	Section 4.23(a)
Preferred Stock	Section 4.8(a)
Real Property Leases	Section 4.22(b)
Risk Factor Disclosure	Article IV
Schedule 14D-9	Section 1.2(d)
Schedule TO	Section 1.1(h)
SEC	Section 4.6(b)
Securities Act	Section 4.10(a)
Shares	Section 9.16
Stockholder Tender Agreements	Recitals
Surviving Bylaws	Section 2.6
Surviving Charter	Section 2.5
Surviving Corporation	Recitals
Termination Date	Section 8.2(a)
Texas Act	Recitals
Top-Up Option	Section 1.4(a)
Top-Up Option Shares	Section 1.4(a)
Vacation Policy	Section 6.7(e)
Wholesome Contract	Section 4.12(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 1, 2012 (this “Agreement”), by and among LD Commodities Sugar Holdings LLC, a Delaware limited liability company (“Parent”), Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Imperial Sugar Company, a Texas corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement, Merger Sub has agreed to commence a cash tender offer (as it may be amended or supplemented from time to time as permitted under this Agreement, the “Offer”) to acquire any and all of the outstanding shares of common stock, without par value, of the Company (“Common Stock”), including any associated rights to purchase capital stock issued pursuant to the Company Rights Agreement, for $6.35 per share of Common Stock (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), net to the seller in cash, without interest;

WHEREAS, following the consummation of the Offer, upon the terms and conditions set forth herein, the parties hereto intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”), in accordance with the Texas Business Organizations Code (“Texas Act”), whereby each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, except as otherwise provided herein, will be cancelled and converted into the right to receive the Offer Price, in cash, without interest, all upon the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and all of the transactions contemplated by this Agreement are advisable and in the best interests of the Company and its shareholders, (ii) approved this Agreement and all of the transactions contemplated by this Agreement, and (iii) determined to recommend that the holders of Common Stock accept the Offer and tender their shares of Common Stock to Merger Sub pursuant to the Offer, and, if necessary under applicable Law, vote in favor of the approval of this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable, and the sole member of Parent has approved, this Agreement, and the Transactions, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the executive officers of the Company are executing agreements to tender their shares of Common Stock in the Offer and to vote in accordance with the terms and conditions of such agreements (the “Stockholder Tender Agreements”); and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Guarantor is entering into a Guarantee in favor of the Company with respect to Parent’s and Merger Sub’s obligations under this Agreement.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER

Section 1.1            The Offer.

(a)           Provided that this Agreement shall not have been terminated in accordance with Article VIII, as promptly as practicable after the date of this Agreement but in no event later than May 11, 2012, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all issued and outstanding shares of Common Stock (including shares of Restricted Common Stock) at the Offer Price; provided, however, that Merger Sub shall not be required to commence the Offer if (i) any of the conditions set forth in clauses 2(a), 2(b), 2(c), 2(e), 2(f), or 2(g) of Annex I have occurred or (ii) the Company Board shall have made an Adverse Change Recommendation.  The Offer Price shall be net to the seller in cash, subject to reduction only for any applicable Taxes.

(b)           Subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Merger Sub of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), promptly after the later of (i) twenty (20) Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) the earliest date as of which the Minimum Condition has been satisfied and each of the other Offer Conditions has been satisfied, or waived, by Merger Sub, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms, and accept for payment and pay promptly after the Expiration Date for all shares of Common Stock (including shares of Restricted Common Stock) validly tendered and not properly withdrawn pursuant to the Offer.

(c)           The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition (provided that Merger Sub will not waive the Minimum Condition without the prior written consent of the Company) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement, in each case subject to extending the Offer as required by applicable Law; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Merger Sub shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of shares of Common Stock sought to be purchased in the Offer, (D) add to, or impose conditions to the Offer, other than the Offer Conditions, (E) amend or modify any of the Offer Conditions or any of the terms of the Offer in a manner adverse to the holders of shares of Common Stock or that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions contemplated hereby, (F) waive or change the Minimum Condition or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement.  The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date), unless this Agreement is terminated in accordance with Article VIII.

(d)           Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall initially be scheduled to expire at 9:00 a.m. (New York City time) on the date that is twenty-one (21) Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Date”).

(e)           The Offer shall be extended from time to time as follows:

(i)           If on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time), or waived by Parent or Merger Sub if permitted hereunder, then prior to the then scheduled expiration date (A) Merger Sub may, at its option, extend the Offer for one or more periods of not more than five (5) Business Days each (or such other number of Business Days as the parties may agree and ending no later than the Termination Date in order to permit the satisfaction of such conditions (subject to the right of Merger Sub to waive any Offer Condition, other than the Minimum Condition, in accordance with this Agreement) and (B) Merger Sub shall, if such condition or conditions are then capable of being satisfied prior to the Termination Date, extend the Offer from time to time until such conditions are satisfied or waived; provided, that Merger Sub shall not be required to extend the offer beyond the Termination Date; and

(ii)           Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period or periods required by applicable Law, interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case applicable to the Offer, provided that Merger Sub shall not be required to extend the Offer beyond the Termination Date.

(f)           Merger Sub may (and the Offer Documents shall reserve the right of Merger Sub to) provide for a subsequent offering period (within the meaning of Rule 14d-11 promulgated under the Exchange Act) in compliance with Rule 14d-11 promulgated under the Exchange Act of not less than three (3) Business Days nor more than twenty (20) Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) immediately following the expiration of the Offer.  Subject to the terms and conditions set forth in this Agreement and the Offer, Parent shall cause Merger Sub to, and Merger Sub shall, accept for payment and pay for all shares of Common Stock validly tendered during such subsequent offering period as promptly as practicable after any such shares of Common Stock are tendered and in any event in compliance with Rule 14e-1(c) under the Exchange Act.  Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase and pay for any and all shares of Common Stock that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s covenants, agreements and obligations in respect of the Offer and this Agreement, in each case to the extent such covenants and payment obligations are to be performed or made at or prior to Closing.

(g)           In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Parent shall cause Merger Sub to, (i) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, (ii) not acquire any shares of Common Stock pursuant to the Offer and (iii) cause any depository acting on behalf of Merger Sub to promptly return, in accordance with applicable Law, all tendered shares of Common Stock to the registered holders thereof.

(h)           As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall use reasonable best efforts to (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal, form of summary advertisement and such other customary documents as the Company and Parent may agree (the Schedule TO, the Offer to Purchase and such other documents, together with all amendments and supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities Laws.  Parent and Merger Sub agree that they shall cause the Offer Documents and all exhibits, amendments or supplements thereto filed by either Parent or Merger Sub with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Laws.  Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable Law.  The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel, for inclusion in the Offer Documents, all information reasonably requested by Parent and reasonably available to the Company concerning the Company and the Company’s shareholders that may be required in connection with any action contemplated by this Section 1.1(h) to be included in the Offer Documents, including in connection with communicating the Offer to the record and beneficial holders of the shares of Common Stock.  The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC.  In addition, Parent and Merger Sub agree to provide the Company and its counsel with any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments, and any written responses thereto, and to promptly inform them of any oral comments or other communications.  The Company and its counsel shall be given a reasonable opportunity to review and comment upon any written responses and to participate in any oral responses and Parent shall give due consideration to all reasonable additions, deletions or changes, as applicable, suggested thereto by the Company and its counsel.  Each of Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(i)           Parent shall cause to be provided to Merger Sub all of the funds necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement.  Parent and Merger Sub shall, and each of Parent and Merger Sub shall ensure that all of their respective Affiliates shall, tender any shares of Common Stock held by them into the Offer.

Section 1.2            Company Actions.

(a)           The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions are in the best interests of the Company’s shareholders, (ii) approved and declared advisable this Agreement and the Transactions in accordance with the requirements of the Texas Act, and (iii) resolved, subject to Sections 1.2 and 6.4, to recommend that shareholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if necessary, under applicable Laws, adopt this Agreement (such recommendation set forth in this clause (iii) the “Company Board Recommendation”).  Subject to Sections 1.2(b) and 1.2(c), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents.

(b)           Except as otherwise set forth in Sections 1.2(c) and 6.4, neither the Company Board nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Takeover Proposal or (ii) approve, recommend or declare advisable, or propose or resolve to approve, recommend or declare advisable, or allow the Company or any of its Subsidiaries to execute or enter into any Contract constituting or related to, or that is intended to or would be reasonably likely to lead to, any Takeover Transaction (other than a confidentiality agreement permitted by Section 6.4), or requiring the Company to abandon or terminate the Transactions (any action described in clause (i) or (ii) being referred to as an “Adverse Change Recommendation”).

(c)           Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Merger Sub accepting, for the first time, for payment the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”), the Company Board may make an Adverse Change Recommendation (in connection with a Takeover Proposal or otherwise) if and only if:  (i) the Company shall not have breached Section 6.4 in connection with such Adverse Change Recommendation; (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Company Board under applicable Laws; (iii) Parent shall have received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation at least five (5) Business Days prior to making any Adverse Change Recommendation (a “Change of Recommendation Notice”); (iv) if the Adverse Change Recommendation is made in connection with a Takeover Proposal and the Company Board shall have determined, in good faith and after consultation with its financial advisor, that such Takeover Proposal constitutes a Superior Proposal, then the Company shall have complied with clauses (A) through (C) as follows:  (A) the Company shall have provided to Parent the material terms and conditions of such Takeover Proposal and such other facts included in such Takeover Proposal as would be material to an evaluation of such Takeover Proposal, (B) the Company shall have given Parent five (5) Business Days after Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, so that the Takeover Proposal would no longer constitute a Superior Proposal and (C) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board shall have determined, in good faith, that such Takeover Proposal remains a Superior Proposal and that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Company Board under applicable Laws.  Issuance of any “stop, look and listen” communication by or on behalf of the Company which does no more than comply with the requirements of Rule 14d-9(f) and any other action (unless the substance thereof makes such action an Adverse Change Recommendation) taken by the Company in compliance with Rules 14a-9, 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act shall not in and of itself be considered an Adverse Change Recommendation that requires the giving of a Change of Recommendation Notice or compliance with the procedures set forth in this Section 1.2(c).  Neither the Company nor the Company Board shall be permitted to recommend that the Company shareholders tender any securities in connection with any tender or exchange offer or otherwise approve, endorse or recommend any Takeover Proposal, unless in each case, in connection therewith, the Company Board effects an Adverse Change Recommendation in accordance with the terms of this Agreement.  In the event of a material amendment to a Takeover Proposal that has already been subject to the procedures of Section 1.2(c)(iv), such Takeover Proposal shall again be subject to such procedures, provided that the period of negotiation given to Parent shall be three (3) Business Days after Parent’s receipt of written notice from the Company, provided that in no event shall the aggregate period of negotiation for any Takeover Proposal (including any amendments thereto) exceed fifteen (15) Business Days.  After such period ends, Parent will have 24 hours to discuss the revised Takeover Proposal with the Company before the Company Board may make an Adverse Change Recommendation.

(d)           As promptly as practicable on the day that the Offer is commenced, following the filing of the Offer Documents, the Company shall use its reasonable best efforts to file with the SEC and disseminate to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities Laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Sections 1.2 and 6.4, shall reflect the Company Board Recommendation.  The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws.  Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities Laws.  Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC (other than any amendment effecting an Adverse Change Recommendation in accordance with this Agreement).  The Company agrees to provide Parent and its counsel with a written copy of any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments and any written responses thereto, and to promptly inform them of any oral comments or other communications.  Parent and its counsel shall be given a reasonable opportunity to review and comment upon any written responses and to participate in any oral responses and the Company shall give due consideration to all reasonable additions, deletions or changes, as applicable, suggested thereto by Parent and its counsel.

(e)           In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent with a list of the Company’s record shareholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of shares of Common Stock, any non-objecting beneficial owner lists and any available listings of securities positions of record holders of shares of Common Stock held in stock depositories, in each case, to the Company’s knowledge, true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with communicating the Offer to the record and beneficial holders of shares of Common Stock.  Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control or under the control of any of their representatives or agents in accordance with the terms of the Confidentiality Agreement.

Section 1.3            Directors.

(a)           Promptly upon the Offer Acceptance Time and all times thereafter, subject to compliance with applicable Laws and the applicable Marketplace Rules of The NASDAQ Stock Market LLC (“NASDAQ”), Merger Sub shall be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as is equal to the product of (i) the total number of directors on the board of directors of the Company (after giving effect to the directors designated by Merger Sub pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock at such time beneficially owned by Parent, Merger Sub and any of their Affiliates bears to the total number of shares of Common Stock then issued and outstanding.  As used in this Agreement, the terms “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.  The Company shall, upon Merger Sub’s request at any time following the Offer Acceptance Time, take all such actions necessary to (A) appoint to the Company Board the individuals designated by Merger Sub and permitted to be so designated by the first sentence of this Section 1.3(a), including, but not limited to, promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the bylaws of the Company if necessary so as to increase the size of the Company Board) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Merger Sub’s designees to be so elected or designated to the Company Board, and (B) cause Merger Sub’s designees to be so appointed at such time.  The Company shall, upon Merger Sub’s request following the Offer Acceptance Time, also cause Persons elected or designated by Merger Sub to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of each committee of the board of directors of the Company to the extent permitted by applicable Laws and the NASDAQ Marketplace Rules.  The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  The Company shall take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 not later than such time as is necessary to enable Merger Sub’s designees to be designated to the Company Board at the Offer Acceptance Time.  Merger Sub shall and Parent shall cause Merger Sub to supply the Company with, and be solely responsible for, information with respect to Merger Sub’s designees and Parent’s and Merger Sub’s respective officers, directors and affiliates to the extent required by Section 14(f) of the Exchange Act and Rule 14f-1.  The provisions of this

Section 1.3(a) are in addition to and shall not limit any rights that any of Merger Sub, Parent or any of their respective Affiliates may have as a record holder or beneficial owner of shares of Common Stock as a matter of applicable Laws with respect to the election of directors or otherwise.

(b)           In the event that Merger Sub’s designees are designated to the Company Board pursuant to Section 1.3(a), then, until the Effective Time, the Company shall cause the Company Board to maintain three (3) directors who are members of the Company Board on the date hereof and who are not officers, directors or employees of Parent, Merger Sub, or any of their Affiliates, each of whom shall be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules (the “Continuing Directors”), and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K; provided, however, that if the number of Continuing Directors is reduced below three for any reason, the Company shall take all necessary action (including creating a committee of the Company Board) so that the remaining Continuing Director(s) shall be entitled to elect or designate another Person (or Persons) to fill such vacancy, and such Person (or Persons) shall be deemed to be a Continuing Director for purposes of this Agreement.  If no Continuing Director then remains, the other directors on the board of directors of the Company shall designate three Persons who are not officers, directors or employees of Parent, Merger Sub, or any of their affiliates, each of whom shall be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules, and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K, to fill such vacancies and such Persons shall be deemed Continuing Directors for all purposes of this Agreement.  Notwithstanding anything in this Agreement to the contrary, if Merger Sub’s designees constitute a majority of the board of directors of the Company after the Offer Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors (or in the case where there are two or fewer Continuing Directors, the concurrence of all Continuing Directors) shall (in addition to the approval rights of the board of directors of the Company or the shareholders of the Company as may be required by the Company Organizational Documents or applicable Laws) be required (i) for the Company to amend, modify or terminate this Agreement, (ii) for the Company to extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub hereunder, (iii) to exercise or waive any of the Company’s rights, benefits or remedies hereunder, (iv) for any amendment to the Company Organizational Documents that  adversely affects or would reasonably be expected to adversely affect the stockholders of the Company (other than Parent, Merger Sub or any of their Affiliates), (v) for any Adverse Recommendation Change or (vi) to take any other action of the Company Board under or in connection with this Agreement if such action would adversely affect (in a non-de minimis manner), or would reasonably be expected to adversely affect (in a non-de minimis manner), the holders of shares of Common Stock (other than Parent, Merger Sub or any of their Affiliates); provided, however, such affirmative vote of a majority of the Continuing Directors shall in no event be required for the consummation of the Top-Up Option or the Merger in accordance with this

Agreement.  The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the Company Board) in reasonable circumstances and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement or any of the Company’s rights hereunder, in each case until the Closing.  Following the Offer Acceptance Time and prior to the Effective Time, unless required by applicable Law or applicable fiduciary duties or for removal for good cause, neither Parent nor Merger Sub shall take any action to remove any Continuing Director.

Section 1.4            Top-Up Option.

(a)           The Company hereby grants to Parent and Merger Sub an option (the “Top-Up Option”) to purchase from the Company the number of shares of Common Stock (such shares, the “Top-Up Option Shares”) equal to the lesser of (i) the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and its Subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option on a fully diluted basis or (ii) the aggregate number of shares of Common Stock that the Company is authorized to issue under its articles of incorporation, but that are not issued and outstanding (and are not subscribed for, reserved for issuance or otherwise committed to be issued) at the time of exercise of the Top-Up Option, at a price per share of Common Stock equal to the Offer Price.  The Top-Up Option shall terminate upon the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b)           The Top-Up Option shall be exercised by Parent or Merger Sub once in whole and not in part on or prior to the fifth Business Day after the later of the Offer Acceptance Time and the expiration of any subsequent offering period pursuant to Section 1.1(f), if applicable, if at such time, Parent, Merger Sub or any Subsidiary of Parent or Merger Sub do not own in the aggregate at least 90% of the total shares of Common Stock then outstanding; provided, however, that the obligation of the Company to deliver the Top-Up Option Shares is subject to the conditions that (i) no judgment, injunction, order or decree of any Governmental Authority shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise; and (ii) Merger Sub has accepted for payment and paid for all shares of Common Stock validly tendered in the Offer and not withdrawn.  Upon exercise of the Top-Up Option, subject to Article VII, Parent covenants to cause the Closing to occur as promptly as reasonably practicable following the issuance of the Top-Up Option Shares.

(c)           The aggregate purchase price payable for the Top-Up Option Shares shall be determined by multiplying the number of Top-Up Option Shares by the Offer Price.  Such purchase price may be paid by Parent or Merger Sub, at its election, either (i) entirely in cash, (ii) by payment in cash of no less than $0.01 per share and payment of the balance by executing and delivering to the Company a promissory note (with full recourse to

Parent) having a principal amount equal to the difference between the purchase price and the aggregate par value of the Top-Up Option Shares or (iii) any combination thereof.  Any such promissory note shall bear interest at the applicable federal rate as determined for U.S. income tax purposes, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid at any time without premium or penalty.

(d)           Parent or Merger Sub shall deliver to the Company a written notice setting forth (i) the number of shares of Common Stock that will be owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Option Shares together with the number of Top-Up Option Shares, (ii) the manner in which Parent or Merger Sub intends to pay the applicable exercise price and (iii) the place and time at which the closing of the purchase of the Top-Up Option Shares is to take place, which shall take place not later than five (5) Business Days following the Offer Acceptance Time or the expiration of any subsequent offering period pursuant to Section 1.1(f).  The Company shall, as soon as practicable following receipt of such notice (and in no event later than the Top-Up Option closing date), notify Parent and Merger Sub in writing of the number of shares of Common Stock then outstanding and the number of Top-Up Option Shares.  At the closing of the purchase of the Top-Up Option Shares, Parent or Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for the issuance of the Top-Up Option Shares, and the Company shall cause to be issued and delivered to Parent or Merger Sub (as the case may be) a certificate or certificates representing the Top-Up Option Shares or, at Parent’s or Merger Sub’s request or otherwise if the Company does not then have certificated shares of Common Stock, the applicable number of non-certificated shares of Common Stock represented by Book-Entry Shares.  Such certificates or Book-Entry Shares of Common Stock may include any legends required by applicable Laws.  Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement shall not be assigned by Parent or Merger Sub except in connection with an assignment in compliance with Section 9.14.  Any attempted assignment in violation of this Section 1.4(d) shall be null and void.

(e)           Parent and Merger Sub acknowledge that the Top-Up Option Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering.  Parent and Merger Sub represent and warrant to the Company that Merger Sub is, and will be upon the purchase of the Top-Up Option Shares, an “Accredited Investor,” as defined in Rule 501 of Regulation D under the Securities Act.  Merger Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option, if any, are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

ARTICLE II

THE MERGER

Section 2.1            The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Texas Act, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the Texas Act as the Surviving Corporation in the Merger and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

Section 2.2            Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VII, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the second Business Day after the day on which the conditions set forth in Article VII (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 2.3            Effective Time.  At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be signed and filed with the Secretary of State of the State of Texas in such form as is required by the relevant provisions of the Texas Act.  The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Texas or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the Texas Act (the “Effective Time”).

Section 2.4            Effects of the Merger.  The Merger shall have the effects set forth in the Texas Act, this Agreement and the Certificate of Merger.

Section 2.5            Certificate of Formation.  The certificate of formation of the Company (for purposes of the Texas Act) shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit A and, as so amended and restated, shall be the certificate of formation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 2.6            Bylaws.  The bylaws of Merger Sub in effect immediately before the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 2.7            Directors.  The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 2.8            Officers.  The officers of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 3.1            Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a)           Conversion of Merger Sub Capital Stock.  Each share of common stock, without par value, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Common Stock owned or held in treasury by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its Subsidiaries immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically without any conversion thereof and shall cease to exist, and no consideration or distribution shall be paid or made for those Excluded Shares.

(c)           Conversion of Common Stock.

(i)           Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be cancelled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”).

(ii)           All shares of Common Stock that have been converted pursuant to Section 3.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 3.2 and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(d)           Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) is declared with a record date during such period, then the Offer Price and Merger Consideration shall be equitably adjusted to reflect such change.

Section 3.2            Surrender of Certificates and Book-Entry Shares.

(a)           Paying Agent.  Not less than three Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion.  Parent shall be responsible for all fees and expenses of the Paying Agent.

(b)           Payment Fund.  Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, Company Options, Company RSU Awards and Company Restricted Stock Awards, for payment in accordance with this Article III through the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration and other amounts payable under Article III.  Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c)           Payment Procedures.

(i)           Letter of Transmittal.  As promptly as practicable but in no event later than two Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 3.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or such Book-Entry Shares in exchange for the Merger Consideration.  Such instructions shall provide that: (1) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise and (2) the Merger Consideration payable in exchange for Certificates and/or Book-Entry Shares will be payable by check or transfer by wire transfer to the surrendering holder.

(ii)           Surrender of Shares.  Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly completed and validly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or Book-Entry Share less any required withholding of Taxes.  Any Certificates and Book-Entry

Shares so surrendered shall be canceled immediately.  No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii)           Unregistered Transferees.  If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate or Book-Entry Share is accompanied by all documents reasonably required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.

(iv)           No Other Rights.  Until surrendered in accordance with this Section 3.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.  Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d)           Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such affidavit claiming such Certificate is lost, stolen or destroyed, the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e)           No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f)           Required Withholding.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any applicable state, local or foreign Tax Law.  To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.  To the extent that Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, becomes aware of any applicable withholding Taxes, Parent, Merger Sub, the Surviving Corporation or the Paying Agent (i) shall provide prompt written notice to the holders of Common Stock immediately prior to the Effective Time of the amount of such Tax, (ii) shall consult with the holders of Common Stock immediately prior to the Effective Time in good faith as to the nature of the Tax and the basis upon which such withholding is required and (iii) shall promptly provide any such Person any additional documentation required for such Person’s Tax filings, as may be reasonably requested by such Person.  Parent agrees to use its reasonable best efforts to obtain exemptions from, or reductions of, any Taxes required to be withheld from payments under this Agreement.

(g)           No Liability.  None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h)           Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing solely in such assets.  Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately prior to the Effective Time and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock immediately prior to the Effective Time in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article III.

(i)           Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand.  Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article III shall look only to Parent and/or the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration.

Section 3.3            Company Options, Company RSU Awards and Company Restricted Stock Awards.

(a)           At the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of an option to acquire shares of Common Stock (each, a “Company Option”), each Company Option outstanding immediately before the Effective Time, whether or not then exercisable or vested (including Company Options that become exercisable in connection with the transactions contemplated by this Agreement), shall be canceled and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock that may be acquired upon exercise of such Company Option, immediately before the Effective Time; provided, that if the per share exercise or purchase price of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without any cash payment being made in respect thereof.  “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option.

(b)           At the Offer Acceptance Time, by virtue of the consummation of the Offer and without any action by Parent, Merger Sub, the Company or the holder of a restricted stock unit that conveys the right to receive shares of Common Stock (each, a “Company RSU Award”), each Company RSU Award outstanding immediately before the Offer Acceptance Time shall, in accordance with its terms, be vested and the Company shall deliver shares of Common Stock to the holder thereof in settlement of each such vested Company RSU Award in accordance with the terms of such Company RSU Award.  At the Effective Time, each share of Common Stock issued in respect of the vested Company RSU Award (that has not otherwise been tendered in the Offer or in any subsequent offering period) shall have the same rights and be subject to the same conditions as, each share of Company Stock described in Section 3.1(c) above.

(c)           At the Offer Acceptance Time, by virtue of the consummation of the Offer without any action by Parent, Merger Sub, the Company or the holder of a Company Restricted Stock Award (hereinafter defined), the restrictions applicable to each share of restricted Common Stock (each, a “Company Restricted Stock Award”) that has been granted and has not yet vested immediately before the Offer Acceptance Time, including both time-based vesting awards and performance-based vesting awards, will be fully vested in accordance with its terms.  Each vested Company Restricted Stock Award that has not otherwise been tendered in the Offer or in any subsequent offering period will be treated at the Effective Time as, and have the same rights and be subject to the same conditions as, each share of Company Stock described in Section 3.1(c) above.

(d)           The payment of the amounts set forth in Section 3.3(a) in respect of the Company Options shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax Law.  To the extent that any amounts are so withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the holder of that Company Option for all purposes under this Agreement.  The Company shall take all action such that Company RSU Awards shall be settled in accordance with these terms and that all Company Options shall be canceled and the Company Stock Plan shall terminate at the Effective Time.

(e)           Prior to the Effective Time, the Company (i) shall adopt appropriate resolutions and take all other actions as may be required to approve and effectuate the foregoing provisions of this Section 3.3 and (ii) shall, as applicable, mail to each holder of Company Options and Company RSU Awards a letter describing the treatment of and payment for, as applicable, such Company Options or Company RSU

Awards pursuant to this Section 3.3 and providing instructions for use in obtaining payment for such Company Options or Company RSU Awards (which instructions shall provide that the cash payable to such holder pursuant to this Section 3.3 may be, at the election of such holder, mailed to such holder or transferred to such holder by wire transfer).  Parent shall, and shall cause the Surviving Corporation to, at all times from and after the Effective Time maintain sufficient liquid funds to satisfy their obligations to holders of Company Options pursuant to this Section 3.3.

(f)           As promptly as practicable following the Effective Time and in any event not later than the third Business Day thereafter, Parent or the Surviving Corporation shall cause the Paying Agent to mail a check (or transfer by wire transfer) to each applicable holder of a Company Option, in such amount due and payable to such holder pursuant to Section 3.3(a) in respect of such Company Option.  Notwithstanding the foregoing, in lieu of the payments contemplated by the immediately preceding sentence, Parent and the Surviving Corporation may direct the Paying Agent to pay the Surviving Corporation (or its designees) for (but only to the extent of) any amounts the Surviving Corporation elects to pay to each holder of a Company Option in respect of the consideration payable therefor plus any amounts deducted and withheld with respect to any such amounts.

(g)           In addition to the payment of the amounts set forth in Section 3.3(a), Section 3.3(b), Section 3.3(c) and Section 3.3(d), the Surviving Corporation and/or Parent shall pay at the Closing, by check or direct deposit, all accrued dividends and other distributions (including dividend equivalents) in respect of all Company RSU Awards and Company Restricted Stock Awards with a record date prior to the Effective Time which have been authorized by the Company and which remain unpaid at the Effective Time as set forth on Section 3.3(g) of the Company Disclosure Letter.

Section 3.4            Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 3.4), any shares of Common Stock for which the holder thereof (i) is entitled to dissenter and appraisal rights under the Texas Act and (ii) has demanded payment of the fair value of such shares in accordance with, and has complied in all respects with, the applicable provisions of Subchapter H of Chapter 10 of the Texas Act (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 3.1(c).  At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the Texas Act.

(b)           Notwithstanding the provisions of Section 3.4(a), if any holder of Dissenting Shares effectively withdraws or loses the rights of a “dissenting owner” (as such term is used in Subchapter H of Chapter 10 of the Texas Act) (through failure to perfect such rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 3.2.

(c)           The Company shall give Parent (i) notice of any written demands for payment of the fair value of any shares of Common Stock, the withdrawals of such demands and any other instrument served on the Company under Subchapter H of Chapter 10 of the Texas Act, (ii) the right to participate in all negotiations and proceedings with respect to such demands for payment of the fair value of any such shares of Common Stock, and (iii) after the Effective Time, the right to direct all negotiations and proceedings with respect thereto.  Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to, or settle or offer to settle, any such demands for payment of the fair value of any such shares of Common Stock without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.  If any appraisal is made of Dissenting Shares and the Top-Up Option was exercised prior to the Effective Time, then the cash received and/or value of the promissory note received by the Company in payment of the exercise price of the Top-Up Option shall be treated as if it were not paid to or received by the Company and the Top-Up Shares issued upon the exercise of the Top-Up Option shall be treated as if they were not issued or outstanding in connection with the determination of the fair value of the Dissenting Shares in accordance with the applicable provisions of Subchapter H of the Texas Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the corresponding sections of the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article IV, in each case, to the extent the relevance of such item is reasonably apparent from the face of such disclosure, or (ii) the Company SEC Reports (other than the Company SEC Reports filed after the date hereof), other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature (collectively, “Risk Factor Disclosure”) (it being understood that any matter disclosed in any Company SEC Report shall be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent from such disclosure in such Company SEC Report that such disclosure is applicable to such section of the Company Disclosure Letter), and other than, in each case, any matters required to be disclosed for purposes of Section 4.3 (Corporate Authorization), Section 4.8 (Capitalization), Section 4.9 (Voting) and Section 4.24 (Takeover Statutes) of this Agreement which matters shall not be deemed qualified by the Company SEC Reports), the Company represents and warrants to Parent and Merger Sub that:

Section 4.1            Organization and Power.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.  Each of the Company and its Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2            Foreign Qualifications.  Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company, limited partnership or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.3            Corporate Authorization.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 5.5(c) are true and correct, the Company has all necessary corporate power and authority to enter into this Agreement and, subject to the receipt of the Requisite Company Vote if the adoption of this Agreement by the Company’s shareholders is required by Law in order to consummate the Merger, to consummate the transactions contemplated by this Agreement.  The Company Board at a meeting duly called and held has unanimously (a) determined that this Agreement and the Transactions are in the best interests of the Company’s shareholders, (b) approved and declared advisable this Agreement, the Offer, the Merger and the other Transactions in accordance with the requirements of applicable Law, (c) resolved, subject to the terms of this Agreement, to recommend that stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer and, to the extent required under applicable Laws, adopt this Agreement, (d) authorized the Top-Up Option, the issuance of the Top-Up Shares and the form of promissory note deliverable by Merger Sub in consideration of the Top-Up Shares, and (e) to the extent necessary, adopted a resolution having the effect of causing the Merger, this Agreement and the transactions contemplated by this Agreement not to be subject to any state takeover law or similar Law that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 5.5(c) are true and correct and other than the Requisite Company Vote if the adoption of this Agreement by the Company’s shareholders is required by Laws in order to consummate the Merger, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company.  This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to Enforceability Exceptions.

Section 4.4            Organizational Documents.  The Company has made available to Parent true and complete copies of the articles of incorporation (i.e., the certificate of formation under the Texas Act) and bylaws (or the equivalent organizational documents) of the Company as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

Section 4.5            Subsidiaries and Minority Investments.

(a)           Section 4.5(a) of the Company Disclosure Letter lists each Subsidiary of the Company, the jurisdiction of organization thereof, and the directors and officers of each such Subsidiary. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable.  Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens).

(b)           Section 4.5(b) of the Company Disclosure Letter lists each corporation, partnership, joint venture, association or other entity in which the Company or any Subsidiary of the Company owns, directly or indirectly, any shares of capital stock of, or other equity interests which is not a Subsidiary of the Company (each, a “Minority Investment”) and lists, with respect to each Minority Investment, the number and type of shares of capital stock or extent of other equity interest therein held by the Company. Each Minority Investment is owned by the Company or a Subsidiary of the Company free and clear of Liens, other than Permitted Liens.

(c)           The Company does not own, directly or indirectly, any capital stock of, or other equity interests in, or any other securities convertible or exchangeable into or exercisable for capital stock of, or other equity interests in, any Person other than the Subsidiaries of the Company and its interests in the Minority Investments.

Section 4.6            Governmental Authorizations.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 5.3 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”), other than:

(a)           the filing of the Certificate of Merger with the Secretary of State of the State of Texas;

(b)           the filing with the Securities and Exchange Commission (the “SEC”) of (i) if the adoption of this Agreement by the Company’s shareholders is required by Laws in order to consummate the Merger, a proxy or information statement (the “Company Proxy Statement”) relating to the special meeting of the shareholders of the Company to be held to consider the adoption of this Agreement (the “Company Shareholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”);

(c)           any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws;

(d)           compliance with the Applicable Exchange rules and regulations;

(e)           compliance with Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, and the regulations promulgated thereunder (“Exon-Florio”);

(f)           compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(g)           compliance with (i) applicable foreign competition Law and (ii) applicable foreign investment Law (clauses (i) and (ii) collectively, “Foreign Competition Law”); and

(h)           where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect, or (ii) prevent or materially delay the consummation of the Offer or prevent the Company from consummating the Merger.

Section 4.7            Non-Contravention.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents or the comparable organizational or governing documents of any of the Subsidiaries of the Company, (b) contravene or conflict with, result in any violation or breach of, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries (“Company Assets”) under, any Law applicable to the Company or any of its Subsidiaries or by which any Company Assets are bound, assuming that all Governmental Authorizations described in Section 4.6 have been obtained or made, (c) result in any violation or breach of, constitute a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any Company Assets under, any Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any Subsidiary of the Company or any Company Assets are bound, (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Contracts, other than only in the case of clauses (b), (c) and (d) of this Section 4.7, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.8            Capitalization.

(a)           The Company’s authorized capital stock consists solely of (i) 50,000,000 shares of Common Stock and (ii) 5,000,000 shares of preferred stock, without par value (the “Preferred Stock”), which includes shares designated as Series A Junior Participating Preferred Stock, which shares of Series A Junior Participating Preferred Stock have been reserved for issuance upon the exercise of preferred stock purchase rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated as of December 31,

2002, between the Company and The Bank of New York, as Rights Agent, as amended by Amendment to Rights Agreement, dated as of October 10, 2008, between the Company and The Bank of New York, as Rights Agent (the “Company Rights Agreement”).  As of April 30, 2012 (the “Capitalization Date”), (A) 12,241,530 shares of Common Stock were issued and outstanding (including 215,838 Company Restricted Stock Awards), (B) no shares of Common Stock were held in treasury by the Company or any of its Subsidiaries, (C) 45,574 shares of Common Stock were reserved for issuance upon the exercise of Company Options, (D) 187,706 shares of Common Stock issuable upon the vesting of 187,706 issued and outstanding Company RSU Awards, and (E) no shares of Preferred Stock were issued and outstanding.  Except as set forth above, as of the date hereof, there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company.

(b)           Since the Capitalization Date, (i) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, except for issuances made in accordance with, and not in violation of, Article VI, and (ii) there have been no issuances by the Company of Company Compensatory Awards, warrants or other rights to acquire shares of capital stock of the Company or interests representing or convertible into the right to acquire shares of capital stock of the Company or its Subsidiaries, except for issuances made in accordance with, and not in violation of, Article VI.

(c)           Section 4.8(c) of the Company Disclosure Letter contains a complete and correct list of all Company Stock Options, Company Restricted Stock Awards or Company RSU Awards (in each case, “Company Compensatory Awards”) and in each case, the number of shares subject to the Company Compensatory Award, the date of the grant and, in the case of the Company Stock Option, the price per share at which such Company Stock Option may be exercised. There are no Company Compensatory Awards outstanding that were not issued or granted, as applicable, under the Company Stock Plan.

(d)           Each grant of Company Compensatory Awards was validly issued in material compliance with all applicable Law and approved by the Company Board (or a duly authorized committee or subcommittee thereof).  The exercise or purchase price of each Company Stock Option is no less than the fair market value of a share of Common Stock on the effective date of the corporate action effectuating the grant of such Company Stock Option and no such Company Stock Option provides for a “deferral of compensation” within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(i)(A). There are no outstanding options or other rights to purchase shares of capital stock or other ownership interests in any Subsidiary of the Company or restricted stock, restricted stock units, performance awards or other benefits granted that are payable in capital stock or other ownership interests in any Subsidiary of the Company, and none of the Company’s Subsidiaries has any equity incentive plan, employee stock purchase plan, or any similar equity-based compensation plan, agreement or arrangement.

(e)           All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective

Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive rights.

(f)           Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(g)           There is no Indebtedness of the Company convertible into, or exchangeable for, capital stock or other equity interest of the Company (“Convertible Company Debt”).  Except for any obligations pursuant to this Agreement, the Company Stock Plan, the Company Rights Agreement or as otherwise set forth in this Section 4.8, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interest in, the Company or any Convertible Company Debt or (ii) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit Contract or undertaking.

(h)           Except as set forth in this Section 4.8, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of any Subsidiary of the Company or (ii) to make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly-owned by the Company or (B) any other Person.

(i)           There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that entitles the holder of such instruments of indebtedness to vote together with shareholders of the Company on any matters with respect to the Company or any of its Subsidiaries.

Section 4.9            Voting.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 5.5(c) are true and correct, if the adoption of this Agreement by the Company’s shareholders is required by Laws in order to consummate the Merger, the Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Offer, the Merger and the transactions contemplated hereby.

Section 4.10          SEC Reports.

(a)           The Company has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC (collectively, the “Company SEC Reports”) since September 30, 2009.  Except to the extent corrected by subsequent Company SEC Reports, such Company SEC Reports (a) as of their respective dates of filing, complied, and will comply, in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Law and (b) did not and will not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

(b)           As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company filings with the SEC.  To the Knowledge of the Company, as of the date hereof, none of the Company filings with the SEC is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding the Company filings with the SEC or regarding any accounting or disclosure practices of the Company or its Subsidiaries.

Section 4.11          Financial Statements; Internal Controls; Whistleblower.

(a)           The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries (including any related notes) included in the Company SEC Reports:

(i)           (x) complied as to form in all material respects with the rules and regulations of the SEC applicable thereto, and (y) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements) and subject, in the case of the unaudited financial statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in the interim financial statements; and

(ii)           fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except, in the case of any unaudited interim financial statements, to the absence of footnotes and normal year-end adjustments).

(b)           The Company maintains, and at all times since September 30, 2009 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended September 30, 2011, and, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of September 30, 2011.

(c)           The Company maintains, and at all times since September 30, 2009 has maintained, disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act.  The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(d)           As of the date of this Agreement, the Company has not, pursuant to the procedures established by the Company for receiving such communications, received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls (except for any of the foregoing which had no reasonable basis or has been resolved).

(e)           Since September 30, 2009, neither the Company nor any of its Affiliates acting on behalf of the Company has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Company.

Section 4.12          Liabilities.

(a)           As of the date hereof, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be recorded or reflected on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:

(i) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2011 (the “Balance Sheet Date”) or the footnotes set forth in the Company SEC Reports;

(ii)           Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice;

(iii)           Liabilities incurred in connection with the transactions contemplated by this Agreement or as permitted or contemplated this Agreement;

(iv)           Liabilities disclosed in or arising under any Contract to which the Company or any of its Subsidiaries is a party (other than to the extent arising from a breach thereof by the Company or such Subsidiary);

(v)           Liabilities disclosed in the Company Disclosure Letter; and

(vi)           other Liabilities as, individually or in the aggregate, would not be material to the Company and its Subsidiaries, taken as a whole.

(b)           Schedule 4.15 lists all Contracts that the Company or any Subsidiary is a party to relating to the sale of its interests in Wholesome Sweeteners, Inc. (the “Wholesome Contracts”).  To the Knowledge of the Company, neither the Company nor any Subsidiary has made any representations, warranties, covenants or indemnification agreements pursuant to the Wholesome Contracts that is reasonably likely to result, individually or in the aggregate, in a material Liability to the Company and/or the Subsidiaries, considered as a whole.

Section 4.13          Absence of Certain Changes.  Since the Balance Sheet Date and through the date hereof, the Company and the Subsidiaries of the Company have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.  Since the Balance Sheet Date, there has not occurred: (a) any Company Material Adverse Effect; (b) any amendments to or changes in the Company Organizational Documents or equivalent documents of the Company’s Subsidiaries; (c) any material damage to, destruction or loss of any material asset of the

Company or any of its Subsidiaries (whether or not covered by insurance); (d) any change by the Company in its accounting methods, principles or practices with respect to the Company and its consolidated Subsidiaries other than those required by GAAP; (e) any revaluation by the Company of any of its assets or any assets of its consolidated Subsidiaries, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of the Company’s business consistent with past practice; (f) any sale of material assets (tangible or intangible), individually or in the aggregate, of the Company or any of its Subsidiaries, other than the sale of inventory, and the disposition of obsolete equipment, in the ordinary course of business consistent with past practice; (g) any product recalls or withdrawals with respect to products manufactured by or on behalf of the Company or any of its Subsidiaries; (h) any material Tax, election by the Company or any of its Subsidiaries, other than in the ordinary course of business; (i) any variance or exceedance of, or change to, the Company’s Risk Management Policy or the limits specified therein; and (j) any other action or event that would have required the consent of Parent pursuant to subsections (e), (k), (l), (m), (n) or (o) of Section 6.1, or the authorization of or making any commitment to do such action or event.

Section 4.14          Litigation.

(a)           There are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, notices of violation, litigations, suits or other civil, criminal or administrative proceedings or, to the Knowledge of the Company, investigations (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (including by virtue of indemnification or otherwise) or their respective assets of properties, or any executive officer or director of the Company or any Subsidiary of the Company in such person’s capacity as such that, individually or in the aggregate, (i) is reasonably likely to result in a Liability material to the Company or the Subsidiaries taken as a whole or (ii) contests the Company or the Subsidiaries’ ownership of or right to use the Owned Intellectual Property and is reasonably likely to result in the loss of rights to use the Owned Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any Company Subsidiary is subject to any material outstanding Order.

(b)           As of the date hereof, to the Knowledge of the Company, the information provided by the Company, or the Company’s legal counsel, to Parent and its Representatives relating to the Material Litigation is true and correct in all material respects.

Section 4.15          Material Contracts.  Section 4.15 of the Company Disclosure Letter sets forth a complete and accurate list, as of the date hereof, of all Contracts to which the Company or any of its Subsidiaries is party that fall within the following categories: (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act); (ii) any Contract for the purchase or sale of refined or raw sugar or sale of any other product sold by the Company, including specialty sweeteners and co-products, in each case for amounts equal to or greater than $1,000,000; (iii) any purchase Contract (including any purchase Contract for natural gas, coal, char or carbon) requiring the payment by the Company or any Subsidiary in excess of $1,000,000, except for any such Contract that may be canceled, without penalty or other Liability to the Company or any of its Subsidiaries, upon notice of thirty (30) calendar days or less; (iv) any Contract that grants any right of first refusal or right of first offer with respect to, or that limits or purports to limit the ability of the Company of any Subsidiary of the Company to own, operate, sell, transfer or otherwise dispose of, any material amount of assets or businesses; (v) any Contract governing the incurrence of Indebtedness (including the Credit Agreement); (vi) any joint venture or partnership agreement; (vii) any Contract under which the Company or any Subsidiary is granted, or has granted to any third party, any license, covenant not to sue, immunity from suit or similar rights under any Intellectual Property in each case material to the Company and its Subsidiaries taken as a whole, and in each case with annual licensing fees paid or received by the Company or any of its Subsidiaries equal to or greater than $50,000, including all IP Licenses, but excluding non-exclusive licenses with respect to software that is generally commercially available; (viii) any Contract that by its terms expressly and materially limits or otherwise restricts in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Offer or the Merger, Parent, the Company or any of their respective Subsidiaries or any successor thereto) to engage or compete in any line of business or to sell, supply, or distribute any product or service, in each case, in any location, or to compete with any Person; (ix) any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; (x) any agreement that, by its terms, limits the payment of dividends or other distributions by the Company or any of its Subsidiaries; (xi) any Contracts relating to the sale of WSI or ownership interests therein; (xii) any Contracts pursuant to which the Company or its Subsidiaries dispose of wastewater at its Port Wentworth, Georgia facility; (xiii) all Real Property Leases; (xiv) any contract or agreement providing for (X) the payment of material compensation or other material benefits, or (Y) the creating or triggering of any material obligations, loss of rights, rights of acceleration, consent, termination, modification or cancellation, in each case as a result of a change in control of the Company; and (xv) all Contracts relating to the Company’s or any Subsidiary’s investment in Natural Sweet Ventures, LLC  (the Contracts specified in clauses (i) through (xv), collectively, the “Material Contracts”).  True and complete copies of all Material Contracts and all amendments thereto have been made available by the Company to Parent.  Each of the Material Contracts is, subject to the Enforceability Exceptions, a valid, binding and enforceable obligation of the Company or its Subsidiaries, and is in full force and effect, in each case except as would not reasonably be expected, individually or in the aggregate, to result in a Liability material to, or loss of a benefit material to, the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Material Contract, has violated in any material respects any provision of, or taken or failed to take any action, which in any such case, with or without notice or lapse of time or both, would constitute a material breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien (other than a Permitted Lien), prepayment or acceleration under any of the Material Contracts, and neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted any Material Contract, in each case that would reasonably be expected, individually or in the aggregate, to result in a Liability material to, or loss of a benefit material to, the Company and its Subsidiaries, taken as a whole.

Section 4.16          Company Rights Agreement.  The Company has taken all required actions under the Company Rights Agreement to render the Company Rights inapplicable to this Agreement and the transactions contemplated hereby.

Section 4.17          Benefit Plans.

(a)           Section 4.17(a) of the Company Disclosure Letter lists all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and all stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other benefit plans (including the Company Stock Plan), agreements, programs, policies or commitments, whether or not subject to ERISA (other than any material benefit plans, agreements, programs, policies or commitments mandated under applicable Law), (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits, and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants other than any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA (“Multiemployer Plan”).  All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b)           With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof; (ii) the summary plan description; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter received from the Internal Revenue Service (the “IRS”); (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or documents of any other funding arrangements; (vii) any material notices to or from the IRS or any office or representative of the Department of Labor relating to any compliance issues which have not been resolved in respect of any such Company Benefit Plan; (viii) all amendments, modifications or supplements to any Company Benefit Plan; and (ix) documents evidencing any discrimination or coverage tests performed during the last plan year.

(c)           Except as would not reasonably be expected, individually or in the aggregate, to result in a Liability material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan is in material compliance with ERISA, the Code and other applicable Law and (ii) all contributions required to be made to the Company Benefit Plans pursuant to their terms and applicable Law have been timely made or accrued in accordance with GAAP.

(d)           With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and (iii) no event has occurred since the date of such qualification or exemption that would materially adversely affect such qualification or exemption.

(e)           There have been no (i) non-exempt prohibited transactions (as defined in Section 4975(c) of the Code and Section 406 of ERISA) with respect to any Company Benefit Plan that is subject to Section 4975 of the Code or Section 406 of ERISA, where the Company or, to the Knowledge of the Company, any party dealing with such Company Benefit Plan or any such trust would be reasonably expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (ii) reportable events (as such term is defined in Section 4043(c) of ERISA), or (iii) to the Knowledge of the Company, breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that are subject to ERISA, in each case, that could reasonably be expected to result in any material liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries.

(f)           At no time during the six (6) years immediately preceding the date of this Agreement has the Company or any of its Subsidiaries or Affiliates had any obligation to contribute to any Multiemployer Plan and the Company has no outstanding liability with respect to any outstanding claims for any withdrawal liability (within the meaning of Section 4201 of ERISA) that were previously assessed by any such plan.

(g)           No Company Benefit Plan is a “multiple employer” plan (as defined in Section 4063 or 4064 of ERISA) or is funded by, associated with or related to a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code).

(h)           With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, as of the last day of the Company’s fiscal year, September 30, 2011, the actuarially determined present value of all “benefit liabilities” (within the meaning of Section 4001(a)(16) of ERISA) did not exceed the then current value of assets of such Company Benefit Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Company or its applicable Subsidiary previously filed with the SEC.

(i)           To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has disseminated in writing any legally binding commitment to create or implement any additional employee benefit plan that would be a Company Employee Plan if in existence on the date hereof, or to amend, modify or terminate any Company Employee Plan, in each such case that would result in the incurrence of a Liability material to the Company and its Subsidiaries taken as a whole.

(j)           Except as set forth in this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with another event) (i) result in any material payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (iv) result in the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code, or (v) result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust upon more than 30 days advance notice and giving rise to a Liability material to the Company and its Subsidiaries as a result thereof.

(k)           No Company Benefit Plan provides for any tax “gross-up,” including but not limited to a gross-up for any taxes imposed by Section 280G, 4999 or 409A of the Code that remains in effect.

(l)            No deduction for federal income tax purposes by the Company has been disallowed for remuneration paid by the Company and its Subsidiaries by reason of Section 162(m) of the Code.

(m)           Each Company Benefit Plan is amendable and terminable unilaterally by the Company or one or more of its Subsidiaries upon no more than 30 days advance notice without Liability material to the Company and its Subsidiaries as a result thereof.

(n)           Each Company Benefit Plan that is a non-qualified deferred compensation plan or arrangement subject to Section 409A of the Code is in material compliance with Section 409A of the Code in form and in operation other than such noncompliance that is not reasonably likely to result, individually or in the aggregate, in a Liability material to the Company and its Subsidiaries taken as a whole.

(o)           No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employee residing or working outside the United States.

(p)           Except as would not reasonably be expected, individually or in the aggregate, to result in Liability material to the Company and its Subsidiaries, taken as a whole, with respect to each Company Benefit Plan (i) there are no pending, or, to the Knowledge of the Company, threatened, claims or litigation against any Company Benefit Plan or actions by any Governmental Authority with respect to termination proceedings or other claims (other than ordinary claims for benefits payable in the normal operation of the Company Benefit Plans), and (ii) no written communication has been received from the Pension Benefit Guaranty Corporation in respect of any Company Benefit Plan subject to

Title IV of ERISA indicating that the plan had failed to meet the minimum funding standard within the meaning of Sections 412 and 430 of the Code (whether or not waived) or notifying the Company of the institution of any proceeding to terminate any such plan.

(q)           Upon consummation of the Merger, all Company Options with an exercise price equal to, or greater than, the Merger Consideration can be cancelled by the Company without any Liability to the holder thereof.

Section 4.18          Labor Relations.

(a)           Section 4.18 of the Company Disclosure Letter lists each collective bargaining agreement or other labor contract that the Company or any of its Subsidiaries is a party to.  Neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a material strike, picket, work stoppage, work slowdown or other organized labor dispute.  To the Company’s Knowledge, the Company and its Subsidiaries are not engaged, and have not within the preceding one (1) year period been engaged, in any unfair labor practice (as defined under the National Labor Relations Act) except for any such practice that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages and other compensation, hours, overtime requirements, leaves of absence, immigration, collective bargaining, employment discrimination, civil rights, employee safety and health, workers’ compensation, classification of employees and independent contractors, pay equity and the collection and payment of withholding or social security taxes.  Neither the Company nor any of its Subsidiaries has incurred any Liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

Section 4.19          Taxes.

(a)           All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (including all permitted extensions), and all such Tax Returns are true, complete and correct in all material respects.

(b)           The Company and its Subsidiaries have fully and timely paid all material Taxes shown to be due on the Tax Returns referred to in Section 4.19(a).

(c)           There are no material Liens related to Taxes on any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(d)           There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, material Taxes due from the Company and its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(e)           No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes due from or with respect to the Company and its Subsidiaries.

(f)           All material deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(g)           The Company has made due and sufficient accruals and reserves in the latest unaudited quarterly financial statement for all material Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with GAAP.

(h)           The Company and each of its Subsidiaries have withheld all material federal, state, local and foreign Taxes required to be withheld in connection with amounts owing to any employee, independent contractor, creditor, shareholder or any other third party.  Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreements with any Person other than the Company or any Subsidiary, except for such agreements arising in the ordinary course of business or the principal subject matter of which is not Taxes or liability for Tax.  Except for the U.S. affiliated group of which the Company and its Subsidiaries are now currently members, since January 1, 2002, neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or under a corresponding or similar provision of foreign Law).  Since January 1, 2002, neither the Company nor any of its Subsidiaries has been liable for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by Contract or otherwise.

(i)            Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) by reason of a voluntary change in accounting method initiated by any of such entities.

(j)           The Company has made available to Parent complete and correct copies of its federal income Tax Returns and all other material Tax Returns for the prior three years.  The Company has made available all material examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries with respect to all taxable years for which the statutes of limitation have not expired.

(k)           No Governmental Authority in a jurisdiction where the Company or a Subsidiary of the Company does not file Tax Returns has ever claimed in writing that the Company or that Subsidiary, as the case may be, is subject to Liability for any material Taxes by that jurisdiction or is required to file a material Tax Return in that jurisdiction, in each case which remains unresolved.

(l)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Effective Time; or (B) installment sale or open transaction disposition made on or prior to the Effective Time.

(m)           Neither the Company nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2).

(n)           Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute, or did constitute, part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger or any other transaction.

(o)           To the Company’s Knowledge, since September 30, 2011, there have been no material changes to the estimated net operating losses of the Company as disclosed in Footnote 9 to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2011, which if made would not have an offsetting effect in the tax basis of the Company’s assets and liabilities.

(p)           As of the sale of the Company's interest in WSI, the Company had tax basis in its interest in WSI equal to at least $4,045,000.

(q)           This Section 4.19 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 4.19.

Section 4.20          Environmental Matters.  Except as set forth on Section 4.20 of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to result in a Liability material to the Company and its Subsidiaries taken as a whole:

(a)           The Company and each of its Subsidiaries are currently in compliance with, and have at all times during the past five (5) years been in compliance with all applicable Laws relating to (i) pollution, contamination or protection of the environment or human health (as it relates to exposure to Hazardous Substances), (ii) emissions, discharges, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”).

(b)           The Company and each of its Subsidiaries have all Permits required pursuant to Environmental Law necessary for their respective operations, and such operations are and have been during the past five (5) years in compliance with applicable Environmental Permits.

(c)           No claim, suit or proceeding arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company and its Subsidiaries.

(d)           To the Knowledge of the Company, there are no present or unresolved past conditions, previously owned or operated real estate, events, circumstances, facts, activities, practices, incidents or actions:

(i)           that have given rise or would reasonably be expected to give rise to any Liabilities of the Company or any of its Subsidiaries under any Environmental Law; or

(ii)           that have required or would reasonably be expected to require the Company or any of its Subsidiaries to incur any cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Law), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Law or any contractual obligation of the Company or any of its Subsidiaries in effect on or prior to the Closing Date or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any obligation or liability under any Environmental Law (collectively, “Environmental Liabilities”).

(e)           Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information, nor is the Company and its Subsidiaries aware of any pending or, to the Company’s Knowledge, threatened written notice, demand, letter, claim or request for information, alleging that the Company or any of its Subsidiaries is or may be liable for violations under any Environmental Law.

(f)           None of the Company or any of its Subsidiaries has during the past five (5) years entered into, amended or waived or otherwise been subject to any indemnity agreement or other Contract with any other Person, including leases for real property, imposing liabilities or obligations on the Company or any of its Subsidiaries under any Environmental Law.

(g)           This Section 4.20 shall be the only representations and warranties made by the Company with respect to Environmental Law, Hazardous Substances or Environmental Liabilities.

Section 4.21          Intellectual Property.

(a)           The Company or one of its Subsidiaries owns, is licensed to use or otherwise has the right to use all material Intellectual Property used in the operation of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Intellectual Property”).  Section 4.21(a) of the Company Disclosure Letter sets forth all Intellectual Property owned by the Company or any of its Subsidiaries that is registered, issued or the subject of a pending application for registration (collectively, the “Owned Intellectual Property”).  None of the Owned Intellectual Property has been adjudged invalid or unenforceable and, to the Knowledge of the Company, the Owned Intellectual Property is valid and enforceable, subject to the Enforceability Exceptions.

(b)           Section 4.21(b) of the Company Disclosure Letter sets forth all agreements pursuant to which material Company Intellectual Property is licensed to the Company and its Subsidiaries by a third party or pursuant to which the Company or any Subsidiary has granted to a third party the right to use material Owned Intellectual Property (collectively, the “IP Licenses”).  Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, (i) each IP License is valid and enforceable, subject to the Enforceability Exceptions, and is binding on all parties thereto; and (ii) no party to any IP License is in material breach thereof or material default thereunder.

(c)           The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party in a manner that is reasonably likely to result, individually or in the aggregate, in a Liability material to the Company and its Subsidiaries, considered as a whole.  No material claim is pending or asserted in writing or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that the conduct of the business of the Company and its Subsidiaries infringes upon or misappropriates the Intellectual Property rights of any third party.  To the knowledge of the Company, no Person is infringing upon or misappropriating any Owned Intellectual Property that is reasonably likely, individually or in the aggregate, to result in a loss material to the Company and its Subsidiaries, taken as a whole.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all material software required for the operation of the business of the Company and its Subsidiaries (i) performs in material conformance with its documentation; (ii) is free from any material software defect; and (iii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a person other than an authorized licensee or owner of the software.

(e)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all registrations for any material Owned Intellectual Property are in force without challenge, and all applications to register any material Owned Intellectual Property are pending and in good standing, except for such issuances, registrations or applications that the Company has permitted to expire or has cancelled or abandoned in its reasonable business judgment.

Section 4.22          Real Property; Personal Property.

(a)           The Company and its Subsidiaries have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, and all necessary rights of way, easements and other beneficial rights relating to, all material real property (including all buildings, fixtures and other improvements thereto) used by them, in each case, such as are necessary to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted.  None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for Permitted Liens.

(b)           Each of the material leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any material real property (the “Real Property Leases”) is valid and binding, subject to the Enforceability Exceptions, and no termination event or condition or uncured default on the part of the Company or any such Subsidiary exists under any Real Property Lease, except as is not reasonably likely to result in, individually or in the aggregate, a Liability material to the Company and its Subsidiaries, taken as a whole, or the termination of any Real Property Lease material to the Company and its Subsidiaries, taken as a whole.

(c)           The Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal Company Assets, tangible and intangible, used by them, in each case, such as are necessary to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted.  None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such personal Company Assets is subject to any Liens, except for Permitted Liens.

(d)           Except as would not have a Company Material Adverse Effect, all Company Assets have been maintained, repaired and replaced in the ordinary course of business and are in reasonably good repair and condition (ordinary wear and tear excepted).

Section 4.23          Permits; Compliance with Law.

(a)           Each of the Company and its Subsidiaries has and, since January 1, 2009, has had in effect all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted that are material to the operation of the Company and its Subsidiaries taken as a whole (collectively, the “Company Permits”).  All such Company Permits are in full force and effect.  No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened.

(b)           Each of the Company and its Subsidiaries is and has been in material compliance with (i) all material Laws applicable to the Company or such Subsidiaries or by which any of the Company Assets is bound, and (ii) all Company Permits, except for such non-compliance that, individually or in the aggregate, would not be material to the Company and its Subsidiaries taken as a whole.  The Company has not, since January 1, 2009, received any written notice from any Governmental Authority claiming any violation of Law by the Company or its Subsidiaries that is reasonably likely to result in a Liability material to the Company and its Subsidiaries, taken as a whole.

(c)           The Company and its Subsidiaries are, and since January 1, 2009 have at all times been, in compliance in all material respects with all U.S. export control and import control laws, U.S. anti-boycott laws, U.S. laws governing embargoes and economic sanctions, and U.S. laws governing export and import reporting.  None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, agents or any other Persons acting on their behalf has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq. or any other similar applicable foreign, federal, or state legal requirement, or has paid, accepted or received any unlawful contributions, payments, expenditures or gifts.

Section 4.24          Takeover Statutes.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 5.5(c) are true and correct, the Company has taken all necessary action to exempt the Offer, the Merger, this Agreement and the transactions contemplated hereby from the restrictions contained in Subchapter M of Chapter 21 of the Texas Act such that such restrictions have been rendered inapplicable to such transactions.  No “control share acquisition,” “fair price,” “business combination,” or other state takeover statute or requirement applies to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 4.25          Opinion of Financial Advisor.  Perella Weinberg Partners LP (the “Company Financial Advisor”) has delivered to the Company Board its written opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration to be received by holders of Common Stock (other than Parent and its Subsidiaries) is fair from a financial point of view to such holders.  The Company has provided a true, complete and correct copy of such opinion to Parent.

Section 4.26          Brokers.  No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company and its Subsidiaries.

Section 4.27          Affiliate Transactions.  No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than employment agreements) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.28          Information Supplied.  None of the documents required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s shareholders after the date of this Agreement in connection with the transactions contemplated by this Agreement, including the Schedule 14D-9 and the Company Proxy Statement (if required) and any amendments or supplements thereto (collectively, the “Company Disclosure Documents”), at the date it is filed with the SEC, at the date it is distributed or otherwise disseminated to Company shareholders and at the time of the consummation of the Offer (in the case of any Company Disclosure Document other than the Company Proxy Statement) or at the date it is first mailed to holders of shares of Common Stock (in the case of the Company Proxy Statement and any amendment or supplement thereto, if applicable) (other than as to information supplied in writing by Parent or Merger Sub, expressly for inclusion therein, as to which no representation is made) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Company will cause each of the Company Disclosure Documents to comply in all material respects with the requirements of the Exchange Act applicable thereto and any other applicable Law as of the date of such filing and, if applicable, at the time of distribution or other dissemination to the Company’s shareholders.

Section 4.29          Insurance.  Complete and accurate copies of all material insurance policies maintained by the Company or any Subsidiary of the Company or which insure the Company’s or any of its Subsidiaries’ assets, employees or operations have previously been made available to Parent.  Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which (with or without lapse of time or notice or both) would constitute a material breach or default, or permit termination or modification of any such insurance policy. All such policies are in full force and effect, are valid and enforceable, all premiums due thereunder have been paid, and the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all such policies.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of cancellation, lapse or invalidation of any such insurance policies, other than notices received in connection with renewals in the ordinary course of business.

Section 4.30          No Regulatory Impediment.  Based upon the information supplied by Parent with respect to Parent’s and its Affiliates’ respective businesses and operations, to the Company’s Knowledge there are no material facts with respect to the business and operations of the Company and its Subsidiaries that would reasonably be expected to materially impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement.

Section 4.31          No Other Representations or Warranties. In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, the Company acknowledges and agrees that, except for the specific representations and warranties of Parent and Merger Sub contained  in this Agreement (including any that are subject to the Parent Disclosure Letter), none of Parent, Merger Sub, their Affiliates or any of their respective shareholders, members, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to Parent, Merger Sub or their Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, supplemental information or other materials or information with respect to any of the above) or otherwise made available to the Company or any of its Affiliates, shareholders or Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section of the Parent Disclosure Letter and any other representation or warranty made elsewhere in Article V, in each case to the extent the relevance of such item is reasonably apparent from the face of such disclosure, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.1            Organization and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.  Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 5.2            Corporate Authorization.  Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.  The board of directors or other governing body of each of Parent and Merger Sub has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement.  The board of directors or other governing body of each of Parent and Merger Sub at a meeting duly called and held have (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (b) declared that it is in the best interests of the shareholders or members of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub.  This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, subject to the Enforceability Exceptions.  No vote or consent of the shareholders or members of Parent are required by applicable Law, or the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.

Section 5.3            Governmental Authorizations.  Assuming that the representations and warranties of the Company contained in Section 4.6 are true and correct, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a)           the filing of the Certificate of Merger with the Secretary of State of the State of Texas;

(b)           the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act;

(c)           compliance with Exon-Florio;

(d)           compliance with the HSR Act;

(e)           compliance with the Foreign Competition Law; and

(f)           where the failure to obtain such Governmental Authorization would not, individually or in the aggregate, reasonably be expected to (i) have a Parent Material Adverse Effect, or (ii) prevent or materially delay the consummation of the Offer or prevent Merger Sub from consummating the Merger.

Section 5.4            Non-Contravention.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a)           contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b)           contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 5.3 have been obtained or made, other than would not have a Parent Material Adverse Effect;

(c)           result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not have a Parent Material Adverse Effect; or

(d)           require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not have a Parent Material Adverse Effect.

Section 5.5            Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock; Subchapter M of Chapter 21 of the Texas Act.

(a)           As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $1.00 per share.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.  Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b)           Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.  No shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by Parent or Merger Sub, or any direct or indirect wholly owned Subsidiary of Parent or Merger Sub.  Merger Sub has no Subsidiaries.

(c)           Before the action of the Company Board taken on April 30, 2012, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, (i) a “beneficial owner” (as such term is used in Subchapter M of Chapter 21 of the Texas Act) of any shares of Common Stock or (ii) an “affiliated shareholder” of the Company as defined in Subchapter M of Chapter 21 of the Texas Act, or has taken any action that would cause the restrictions on business combinations with affiliated shareholders set forth in Subchapter M of the Texas Act to be applicable to this Agreement, the Merger or any transactions contemplated hereby.

(d)           Except as set forth in this Agreement, none of Parent, Merger Sub and their respective Affiliates has any agreement, arrangement or understanding concerning the transactions contemplated by this Agreement with any director of the Company, including any such agreement, arrangement or understanding that would in any way prevent, restrict, impede or affect adversely the ability of the Company or any of the Company’s directors or shareholders to entertain, negotiate or participate in any Takeover Proposal made before or following the Requisite Company Vote.

Section 5.6            Sufficient Funds.

(a)           Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b)           Parent and Merger Sub will have as of the Offer Acceptance Time, the Effective Time and the Closing sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, including Parent’s and Merger Sub’s costs and expenses and the aggregate Offer Price and Merger Consideration on the terms and conditions contained in this Agreement, and there is not, nor will there be, any restriction on the use of such cash or cash equivalents for such purpose.

Section 5.7            [Reserved.]

Section 5.8            Litigation.  As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement.  As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 5.9            No Regulatory Impediment.  Based upon the information supplied by the Company with respect to the Company’s and its Subsidiaries’ respective businesses and operations, to the Parent’s Knowledge there are no material facts with respect to the business and operations of the Parent, Merger Sub or their respective Affiliates that would reasonably be expected to materially impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement.

Section 5.10          Absence of Arrangements with Management.  Other than this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.11          Brokers.  The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon consummation of the Merger.

Section 5.12          Guarantee.  Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company a guarantee of Louis Dreyfus Commodities LLC (the “Guarantor”) in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Guarantee”).  The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 5.13          Information Supplied.  None of the documents required to be filed by Parent or Merger Sub with the SEC or required to be distributed or otherwise disseminated by Parent or Merger Sub to the Company’s shareholders after the date of this Agreement in connection with the transactions contemplated by this Agreement, including the Schedule TO, the Offer to Purchase and any amendments or supplements thereto (collectively, the “Parent Disclosure Documents”), and information provided by Parent or Merger Sub to be included in the Company Proxy Statement, in the Schedule 14D-9 pursuant to Rule 14f-1 under Section 14(f) of the Exchange Act, in the Information Statement and any amendments or supplements thereto, in each case, at the date it is filed with the SEC, at the date it is distributed or otherwise disseminated to Company shareholders and at the time of the consummation of the Offer or at the date it is first mailed to holders of shares of Common Stock will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (other than as to information supplied in writing by the Company, as to which no representation is made).  Parent will cause each of the Parent Disclosure Documents to comply in all material respects with the requirements of the Exchange Act applicable thereto and any other applicable Law as of the date of such filing and, if applicable, at the time of distribution or other dissemination to the Company’s shareholders.

Section 5.14          No Other Representations or Warranties.  In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub acknowledge and agree that, except for the specific representations and warranties of the Company contained in this Agreement (including any that are subject to the Company Disclosure Letter or the Company SEC Reports), none of the Company, its Affiliates or any of its or their respective shareholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, shareholders or Representatives.

ARTICLE VI

COVENANTS

Section 6.1            Conduct of Business of the Company.  From and after the date of this Agreement and prior to the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII, except as contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the business of the Company and its Subsidiaries shall be conducted in the ordinary course of the Company’s and its Subsidiaries’ business consistent with past practice, and in compliance in all material respects with applicable Law and the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees (it being understood that no increases in any compensation, including any incentive, retention or similar compensation shall be required in respect thereof except to the extent such increase is required in the ordinary course of business) and to preserve the good will of its material customers, suppliers and other Persons with whom it has material business relationships.  Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent; provided, that with respect to the actions set forth in clauses (d), (g), (h) (other than clause (vii) thereof), (i), (j), (k) or (m) below such consent may not be unreasonably withheld, delayed or conditioned:

(a)           Organizational Documents.  amend any of the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries in any manner adverse to Parent;

(b)           Dividends.  make, declare, set aside or pay any dividend or distribution on any shares of its capital stock, other than (i) dividends and distributions by wholly owned Subsidiaries of the Company to the Company or to any other wholly owned Subsidiary of the Company or (ii) accrued dividends or distributions upon vesting of Company Restricted Stock Awards as required by the terms of the Company Stock Plan under which such Company Restricted Stock Awards were granted;

(c)           Capital Stock.  (i) adjust, split, combine or reclassify its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (ii) redeem, purchase, otherwise acquire, pledge, accelerate rights under, dispose of or encumber, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock or issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (in each case in clauses (ii) and (iii), other than pursuant to or in connection with (V) replacement hires or promotions to fill vacant positions, (W) the Top-Up Option, (X) the Company Rights Agreement, (Y) the exercise of the Company Options, and (Z) the vesting of Company RSU Awards and Company Restricted Stock Awards, in

each case outstanding as of the date of this Agreement), or (iv) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock, except, in the case of each of clauses (i) through (iv), as permitted under Section 6.1(d) or pursuant to any Contract existing and in effect as of the date hereof and described in the Company Disclosure Letter;

(d)           Compensation and Benefits.   (i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, except for immaterial increases in salaries or hourly wage rates for officers or employees arising in the ordinary course of business, (ii) grant any severance or termination pay to any of its directors, officers or employees, (iii) renew or enter into any new employment or severance agreement with any of its directors, officers or employees, (iv) establish, adopt, enter into, amend, renew or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, (v) hire any person as or promote any person to be an officer or an employee with a designation of “Vice President” or above, or elect any director of the Company, (vi) hire or promote any employee who is not an officer or any employee with a designation below “Vice President,” except to fill a vacancy in the ordinary course of the Company’s business, (vii) hire any salesperson or trader other than to replace an existing salesperson or trader employed by the Company or its Subsidiaries who has quit or been terminated, (viii) make or forgive any loan or advance to employees or directors (other than making loans or advances pursuant to arrangements that were in effect on the date of this Agreement and were made in the ordinary course of the Company’s business and loans or advances of reasonable travel expenses in the ordinary course of the Company’s business), (ix) declare or pay any discretionary bonuses to any employee of the Company, (x) except as set forth in writing by Parent for the express purpose of communications with employees of the Company, or any of its Subsidiaries, in each case, make any representation or commitment to, or enter into any agreement with any employee of the Company or any of its Subsidiaries with respect to compensation, benefits, or terms of employment to be provided by Parent, Purchaser, or any of their Subsidiaries subsequent to the Closing, (xi) except as required by this Agreement or with respect to the accelerated payouts under the Company’s fiscal 2012 Management Incentive Plan, accelerate any rights or benefits under any Company Benefit Plan, except as required pursuant to the terms of such Company Benefit Plan, (xii) materially change any actuarial assumption used to calculate funding obligations with respect to any defined benefit pension or retirement plan, or materially change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except as may be required by applicable Law, or (xiii) fund any pension plan in any material amount in excess of the amount required by applicable Law for qualified plans or the amount due pursuant to contract to be funded, and except, in the case of each of clauses (i) through (xiii), as required pursuant to existing collective bargaining or national labor agreements or in conjunction with replacement hires or promotions to fill vacant positions, to comply with Section 409A of the Code and guidelines applicable thereunder, or to the extent required by applicable Law, this Agreement or (1) any Company Benefit Plan or (2) other agreement in effect on the date of this Agreement (in the case of (1) and (2) that have been disclosed in Section 6.1(d) of the Company Disclosure Letter);

(e)           Acquisitions.  (i) acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof,  or any equity interest therein, or (ii) acquire material assets other than in the ordinary course of business consistent with past practice, except, in each case for any such transaction which is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries, (y) in the case of clause (ii), pursuant to any Contract existing and in effect as of the date hereof and described in the Company Disclosure Letter or (z) in the case of clause (ii), permitted by Section 6.1(n);

(f)           Dispositions.  sell, lease, license, transfer, pledge, encumber, grant or dispose of any material (individually or in the aggregate) Company Assets (including, without limitation, Owned Intellectual Property),  including the capital stock of Subsidiaries of the Company’s or any Subsidiary’s investment in Natural Sweet Ventures, LLC,  other than (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the disposition of used, obsolete or excess equipment, or other dispositions of non-material assets, in each case in the ordinary course of business consistent with past practice, (iii) any Permitted Liens, or (iv) pursuant to any Contract existing and in effect as of the date hereof and described in the Company Disclosure Letter;

(g)           Contracts; Hedging; Risk Management Policy.  (i) authorize, enter into, renew, extend, terminate or amend, or waive, release or assign any material rights or claims with respect to, any Material Contract or any Contract which if in effect as of the date hereof would be a Material Contract (in each case, other than, with respect to any Material Contract of the type described in clause (i), (ii) or (iii) of Section 4.15 (unless covered by one of the other clauses in Section 4.15 or restricted by another clause of this Section 6.1(g)), in the ordinary course of business consistent with past practices), (ii) fail to use commercially reasonable efforts to enter into commitments for forward sales of processed sugar at margins over raw sugar costs consistent with the financial plan previously disclosed to Parent, (iii) commit to forward sales of processed sugar with delivery beyond December 31, 2013, (iv) fail to invite Parent to participate in bidding with respect to raw sugar purchase Contracts for delivery after September 25, 2012, (v) enter into hedging Contracts other than in compliance with the Company’s Risk Management Policy, (vi) enter into any futures Contract other than for purposes of hedging sugar or natural gas, (vii) enter into any futures Contract for natural gas having a delivery date that is more than twelve months from the date of such Contract, (viii) enter into a Contract with respect to transportation, warehousing or packaging, in each case other than in the ordinary course of business consistent with past practice, or (ix) amend the Company’s Risk Management Policy;

(h)           Taxes.  except as provided in Section 6.20 and other than as required by applicable Laws, (i) make any material Tax election inconsistent with past practice, (ii) change any material Tax election already made, (iii) settle or compromise any material Tax Liability, (iv) file any amended Tax Return with respect to any material Tax, (v) change any annual Tax accounting period, (vi) enter into any closing agreement relating to any material Tax, (vii) elect installment sale treatment for any transaction for the Tax year ending September 30, 2011 or thereafter, or (viii) make any material change in any Tax accounting method;

(i)           Loans.  make any loans, advances or capital contributions to, or investments in, any other Person (in each case, excluding extension of trade terms or credit to suppliers in the ordinary course of business), other than (x) advancement of expenses to employees in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually and $250,000 in the aggregate, (y) to the Company or any wholly owned Subsidiary of the Company or (z) pursuant to existing Contracts described in the Company Disclosure Letter;

(j)           Accounting.  change its accounting policies or procedures, in each case other than as required by GAAP or applicable Law;

(k)           Legal Actions.  waive, release, assign, settle or compromise any Legal Action unless (i) the monetary damages payable by the Company, exclusive of workmans compensation claims, and immaterial consumer complaints in the ordinary course of business, resulting from such waiver, release, assignment, settlement or compromise in excess of amounts reimbursed or paid by insurance is less than $400,000 individually or $2,000,000 in the aggregate, and (ii) such waiver, release, assignment, settlement or comprise would not result in any equitable or other non-monetary relief that would have a material impact on the business of the Company and its Subsidiaries taken as a whole;

(l)           New Business.  enter into any new line of business or make any capital contribution or investment in any joint venture or other Person; or

(m)           Indebtedness.  incur any indebtedness for or enter into any Contract for the incurrence of indebtedness (including any debenture, note, letter of credit or loan), or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries (collectively, “Indebtedness”), or incur any Indebtedness for or issue any debt securities or assume or guarantee (whether directly, contingently or otherwise) the Indebtedness of any other Person, in each case, other than the incurrence of Indebtedness under and in accordance with the terms of the Credit Agreement or the incurrence of Indebtedness between the Company and any wholly-owned Subsidiary or among wholly-owned Subsidiaries;

(n)           Capital Expenditures.  make or authorize any capital expenditures, except (i) in accordance with the projects listed in Section 6.1(n) of the Company Disclosure Letter or (ii) as reasonably required to repair or replace assets which have malfunctioned or suffered casualty or to respond to safety concerns or comply with applicable Law;

(o)           Corporate Actions.  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger or as expressly provided in this Agreement);

(p)           WARN.  at any time within the 90-day period before the Effective Time, without complying fully with the notice and other requirements of the WARN Act or any comparable state or local law, (A) effectuate a “plant closing” (as defined in the WARN Act or any comparable state or local law) affecting any single site of employment or one or more facilities or operating units within any single site of employment of the Company or any of its Subsidiaries; (B) effectuate a “mass layoff” (as defined in the WARN Act or any comparable state or local law) at any single site of employment or one or more facilities or operating units within any single site of employment of the Company or any of its Subsidiaries or (C) otherwise terminate or lay off employees in such numbers as to give rise to material Liabilities under the WARN Act or any comparable state or local law;

(q)           Port Wentworth Facility.  sell, lease, license, transfer, dispose of or encumber any of the assets (whether real, licensed, personal or otherwise), other than the disposition of obsolete equipment in the ordinary course of business, comprising the waterfront/dock operations at Port Wentworth, Georgia;

(r)           Life Insurance.  cancel, amend or fail to pay premiums when due on any life insurance contract owned by the Company and its Subsidiaries;

(s)           D&O Indemnification.  grant or agree to provide, or enter into any agreement relating to, any new right to indemnification, advancement of expenses or exculpation to any of the Indemnified Parties; provided, that the foregoing shall not prohibit the entry into customary undertakings in connection with any exercise of existing indemnification rights; or

(t)           Related Actions.  agree to do, or authorize, any of the foregoing.

Any action expressly permitted under any one clause of this Section 6.1 shall be permitted under all other clauses of this Section 6.1.

Section 6.2            Conduct of Business of Parent.

(a)           From and after the date of this Agreement and prior to the expiration or termination of the applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement, Parent shall not, and shall not permit any of its Affiliates (including Merger Sub) to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), acquire or enter into any agreement to acquire (by merger, consolidation, acquisition of equity interests or assets, joint venture or otherwise) any sugar or sugar substitute business (excluding grain based sweeteners and starches) in the United States; or

(b)           Parent shall not, and shall not permit any of its Affiliates (including Merger Sub) to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), take or agree to take any action that would reasonably be expected to (i) materially interfere with Parent’s ability to make available to Merger Sub immediately prior to the Offer Acceptance Time funds sufficient for the satisfaction of all of Merger Sub’s obligations in connection with the consummation of the Offer, including the payment of the Offer Price and the payment of all associated costs and expenses to be paid by Parent or Merger Sub or (ii) materially interfere with Parent’s ability to make available to the Paying Agent immediately prior to the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration.

Section 6.3            Access to Information; Confidentiality.

(a)           The Company shall, and shall cause its Subsidiaries, to (i) provide to Parent and its Representatives access at reasonable times (including normal business hours) upon prior notice to the officers, employees, properties, books and records of the Company and its Subsidiaries, (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent may reasonably request, including updates concerning the Material Litigation and copies of all material pleadings or other material documents, in each case that are filed with any applicable court, and copies of all material written communications exchanged between the Company and any adverse party in the Material Litigation with respect to such Material Litigation, and (iii) keep Parent promptly informed of any material developments regarding the Material Litigation.  Notwithstanding the foregoing, the Company shall not be required to provide such access or disclosure to the extent it reasonably determines that such access or disclosure would unreasonably damage the Company’s properties or assets or disrupt or unreasonably impair the business or operations of the Company and its Subsidiaries.  Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent such disclosure (A) would result in a waiver of or would reasonably be expected to materially weaken a claim for attorney-client privilege, settlement discussion privilege, work product doctrine or similar privilege, (B) would cause competitive harm to the business of the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated or (C) would violate any applicable Law or any confidentiality obligation of such party existing as of the date hereof.  No investigation conducted pursuant to this Section 6.3 shall affect or be deemed to qualify, modify or limit any representation or warranty made by the Company in this Agreement.

(b)           Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated July 22, 2011 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 6.3.

(c)           Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any invasive environmental testing or sampling of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.

(d)           Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries’ before the Offer Acceptance Time.  Before the Offer Acceptance Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 6.4            No Solicitation.

(a)           From and after the date of this Agreement, and except as expressly permitted by Section 1.2(c) or Section 6.4(b), the Company shall not, and the Company shall cause any of its Subsidiaries not to, and the Company shall instruct its Representatives acting on its behalf not to, (i) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries or indications of interest regarding, or the making of any proposal or offer that constitutes, or that would reasonably be expected to lead to, a Takeover Proposal; (ii) enter into or participate in any discussions (other than to state that the Company is not permitted to have discussions) with any Person that has made (A) a Takeover Proposal, with respect to such Takeover Proposal, or (B) an inquiry or indication of interest that could reasonably be expected to lead to a Takeover Proposal, with respect to such Takeover Proposal; (iii) approve, endorse or recommend any Takeover Proposal; or (iv) enter into any letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any Contract contemplating or otherwise relating to any Takeover Transaction.

(b)           Notwithstanding Section 6.4(a), until the Offer Acceptance Time and following the receipt by the Company of a bona fide written Takeover Proposal, so long as the Company shall not have breached this Section 6.4 in connection with such Takeover Proposal, (i) the Company Board shall be permitted to participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal and to enter into an Acceptable Confidentiality Agreement with the party making such Takeover Proposal and (ii) if the Company Board determines in good faith (A) that such Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) or (y) below with respect to such Takeover Proposal would be inconsistent with its fiduciary duties under applicable Law, and (C) prior to furnishing any access or non-public information to, or entering into discussions with the Person who has made such Takeover Proposal, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to furnish access or non-public information to, or enter into discussions with, such Person, then the Company may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been made available to Parent or is made available to Parent substantially concurrently with the time it is made available to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.  Notwithstanding anything to the contrary in this Agreement, the Company Board shall be permitted, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, to modify, waive, amend or affirmatively release any existing standstill obligations owed by any Person to the

Company and its Subsidiaries; provided, however, that concurrently with the waiver, amendment or release of any standstill, the Company shall similarly waive, amend or release Parent’s standstill obligation.  Without limiting the foregoing, the Company and its Representatives shall be permitted, at any time prior to the Offer Acceptance Time, and without the requirement of having first received an unsolicited Takeover Proposal, to waive any standstill obligation owed by any Person to the Company to the extent necessary to allow such Person to make a Takeover Proposal.  Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the Section 6.4 by the Company or any Representative of the Company acting on its behalf, shall be deemed to constitute a breach of this Section 6.4 by the Company.

(c)           From and after the date of this Agreement, the Company shall promptly (and in no event later than twenty-four (24) hours after receipt of any Takeover Proposal, any written indication of interest that could reasonably be expected to lead to a Takeover Proposal or any written request for non-public information) advise Parent orally and in writing of such Takeover Proposal, such written indication of interest that could reasonably be expected to lead to a Takeover Proposal or such written request for non-public information relating to the Company, including (A) the identity of the Person making or submitting such Takeover Proposal, inquiry, indication of interest or request and (B) the material terms and conditions of such Takeover Proposal and such other facts included in such Takeover Proposal as would be material to an evaluation of such Takeover Proposal.  After receipt of the Takeover Proposal, written inquiry, written indication of interest or written request, the Company shall keep Parent reasonably informed of the status and terms of any such Takeover Proposal, inquiry, indication of interest or request (including notice of all material amendments or proposed material amendments thereto) and provide to Parent the material terms and conditions and such other facts subsequently provided to the Company or its Representatives as would be material to an evaluation of such Takeover Proposal, written inquiry, written indication of interest or written request.

(d)           As of the date of this Agreement, the Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Takeover Proposal or any inquiry or indication of interest that could lead to an Takeover Proposal and shall immediately close and permit no further access to its electronic data room (but shall permit Parent continued access).  The Company shall promptly (but in no event later than five (5) Business Days following the execution of this Agreement) demand that each Person that has heretofore executed a confidentiality agreement with the Company or its Representatives with respect to such Person’s consideration of a possible Takeover Proposal (other than agreements that have expired by their terms) to immediately return or destroy all confidential information heretofore furnished by the Company or any of its Representatives to such Person in accordance with the terms of such Person’s confidentiality agreement with the Company.

Section 6.5            Company Proxy Statement.

(a)           If the adoption of this Agreement by the Company’s shareholders is required by Laws in order to consummate the Merger, then promptly following the later of (i) the Offer Acceptance Time, and (ii) the expiration of any subsequent offering period, the Company shall use commercially reasonable efforts to prepare a draft of the Company Proxy Statement.  Parent shall provide the Company with any information that may be required in connection with the preparation and filing of the Company Proxy Statement and any updates to such information, as appropriate.  The Company shall provide Parent with a reasonable opportunity to review and comment on such draft, and once such draft is in a form reasonably acceptable to each of Parent and the Company, the Company shall file the Company Proxy Statement with the SEC.

(b)           The Company shall use its reasonable best efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the Company Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable upon request of Parent and clearance of the Company Proxy Statement by the SEC.  The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Company Proxy Statement.  Before responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(c)           The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with this Agreement.

Section 6.6            Company Shareholders Meeting and Short-Form Merger.

(a)           If the adoption of this Agreement by the Company’s shareholders is required by Laws in order to consummate the Merger, subject to Section 1.2(c), following the clearance of the Company Proxy Statement by the SEC, the Company shall call and hold the Company Shareholders Meeting as promptly as practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote.  Subject to Section 1.2(c), the Company shall (a) use its reasonable best efforts to solicit or cause to be solicited from its shareholders proxies in favor of adoption of this Agreement and (b) take all other action reasonably necessary or advisable to secure the Requisite Company Vote; provided, however, for the avoidance of doubt, the Company may postpone, recess or adjourn the Company Shareholders Meeting: (i) with the consent of Parent; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting; or (iv) if the Company has provided a written notice to Parent pursuant to Section 1.2(c) or and the latest deadline contemplated by Section 1.2(c) with respect to such notice has not been reached.

(b)           Notwithstanding anything to the contrary contained in this Agreement, if Purchaser shall own by virtue of the Offer or otherwise at least 90% of the outstanding shares of Common Stock (determined on a fully diluted basis), the parties hereto shall take all necessary and appropriate action to cause the merger of Merger Sub and the Company to become effective as soon as reasonably practicable after such acquisition without a shareholders’ meeting in accordance with Section 10.006 of the Texas Act.

Section 6.7            Employees; Benefit Plans.

(a)           For the period from the Closing Date until December 31, 2012 (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, provide to each individual who, immediately prior to the Effective Time is an employee of the Company or any of its Subsidiaries, including any individual on short-term disability leave immediately prior to the Effective Time (each, an “Employee”) the same salary or hourly wage rate (or commission rate, if applicable) provided to such Employee immediately prior to the Effective Time.  Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee for any reason.  Additionally, nothing herein shall require Parent, the Surviving Corporation or any of their respective Subsidiaries and Affiliates to pay any bonus or grant any equity or equity-based awards.

(b)           For the Continuation Period, Parent shall, or shall cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, offer Employees benefits at least as favorable, in the aggregate, as those provided by the existing Company Benefit Plans (excluding any non-union pension plan, equity based compensation plans and bonus and incentive compensation plans) in effect immediately prior to the Effective Time.  Notwithstanding the foregoing, nothing herein shall interfere with Parent’s, the Surviving Corporation’s or any of their respective Subsidiaries’ or Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law.

(c)           For the one-year period from the Closing Date until the first anniversary of the Closing Date, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, honor the existing Company severance plans.

(d)           For purposes under employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates providing benefits to any Employee after the Effective Time (the “New Plans”), each Employee shall receive full credit for such Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company or its Subsidiaries have given credit for prior service) for the determination of vacation or paid time off and for calculation of severance under the New Plans.  At the

Effective Time, each Employee shall be immediately eligible to participate, without any waiting time, in any medical benefit plan and, with respect to non-union employees, retirement savings plan (401(k)) that is a New Plan to the extent such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time.  While the Parent and Merger Sub currently intend to provide benefits to Employees under New Plans which will be based upon existing plans of Parent or its Affiliates, for similarly situated employees as in effect at the time such Employees join such New Plan, from and after the Continuation Period there is no obligation on the part of Parent, the Surviving Corporation or any of their respective Subsidiaries and Affiliates to provide any benefit plans.

(e)           With respect to any accrued but unused vacation time to which any Employee is entitled pursuant to the vacation policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time (the “Vacation Policy”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to (i) allow such Employee to use such accrued vacation if used prior to December 31, 2013, and (ii) if any Employee’s employment terminates on or before December 31, 2013, pay the Employee, in cash, an amount equal to the value of the accrued and unused vacation time (whether accrued prior to or, subject to the then current policy, after the Effective Date); provided, however, that an Employee may not carry over into calendar year 2013 more accrued and unused vacation days than the number of such days such Employee had accrued up to and including the Closing Date, but such Employee would continue to accrue vacation time during calendar year 2013 in accordance with the then applicable vacation or paid time off policy for use during such calendar year.  Notwithstanding the foregoing, in the event an Employee has accrued less than five (5) unused vacation days as of the Closing Date, the maximum number of vacation days that may be carried over by an Employee into 2013 shall not exceed five (5) days.  As of January 1, 2014, all accrued and unused vacation time would be subject to the then applicable vacation or paid time off policy and carry-over time not permitted under such then applicable policy would be forfeited.

(f)           Nothing in this Section 6.7, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 6.7.  No provision of this Section 6.7 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Subsidiaries or Affiliates.

Section 6.8            Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries, Continuing Directors and the fiduciaries of any Company Benefit Plans (the “Indemnified Parties”) as provided in (i) the Company Organizational Documents or (ii) otherwise in effect as of the date hereof as disclosed in Section 6.8(a) of the Company Disclosure Letter or entered into after the date hereof in accordance with this Agreement, in each case to survive the Offer and the Merger and to continue in full force and effect without any modification that would affect materially and adversely the rights thereunder of such Indemnified Parties for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any such applicable document.

(b)           Parent and the Surviving Corporation shall maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company (including such coverage held for the benefit of members of the litigation special committee of the Board of Directors and coverage obtained for members of such committee, and for Continuing Directors, in each case for the period between the Offer Acceptance Time and the Effective Time) or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as Parent and the Surviving Corporation are not required to pay a premium in excess of 300 % of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”).  If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.  Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 6.8(b), before the Effective Time, the Company shall be entitled to purchase one or more six (6) year “tail” prepaid directors’ and officers’ liability insurance policies covering the matters described in this Section 6.8(b) and for the benefit of the persons who, as of the date of this Agreement and as of the Closing Date, are covered by the directors’ and officers’ liability insurance policy maintained by the Company (or are obtained for any period between the Offer Acceptance Time and the Effective Time, as described above), and, if the Company elects to purchase such policies before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 6.8(b) shall be satisfied so long as Parent and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

(c)           The covenants contained in this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(d)           In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8.

Section 6.9            Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, except as provided in Section 6.10, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions to the Offer and the conditions set forth in Article VII are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, provided, however, that no party shall be obligated by this Section 6.9 to waive any condition to the Offer or condition to the Merger.  For the avoidance of doubt, the terms of this Section 6.9 shall not limit the rights of the Company set forth in Sections 1.2 and 6.4.

Section 6.10          Consents; Filings; Further Action.

(a)           Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall, and Parent shall, subject to Section 6.1(d),  cause each of its Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications required in connection with the transactions contemplated by this Agreement, provided, however, (A) in no event shall Parent, Merger sub, the Company or any of their respective Subsidiaries be required to make any payment to such third parties or concede anything of value in any case prior to the Effective Time in order to obtain any such consent, approval or authorization pursuant to applicable Laws other than Exon-Florio, and (B), none of the foregoing shall require Parent or Merger Sub to make any payment or concede anything of value in order to obtain any consent, approval or authorization from a third party that is not a Governmental Authority, (ii) make any other filings or submissions either required or deemed appropriate by either Parent or the Company in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the HSR Act, Exon-Florio, any Foreign Competition Law, the Texas Act, the Applicable Exchange rules and regulations and any other applicable Law and (iii)  take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.10 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as practicable.  Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of the non-confidential portions of all relevant documents to the non-filing party and its advisors before filing.  Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)           As promptly as practicable after the date of this Agreement and in any event no later than ten Business Days after the date hereof, each of Parent and the Company shall file and not withdraw any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice, as applicable, to request early termination of the applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(c)           Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement.  If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and, after consultation with the other party, an appropriate response to such request.  No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate.  Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement.

(d)           Notwithstanding anything to the contrary set forth in this Agreement, in connection with any consent, approval, authorization, clearance or filing under applicable antitrust Laws, none of Parent, Merger Sub or any of their Affiliates shall be required to (and neither the Company nor any of its Subsidiaries shall), (i) sell, license, divest or dispose of or hold separate any entities, assets, Intellectual Property or businesses of any such party or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries, (ii) terminate, amend or assign existing relationships or contractual rights and obligations, of any such party, or after the Effective Time, the Surviving Corporation or any of its Subsidiaries, (iii) change or modify any course of conduct regarding future operations, of any such party or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries, (iv) otherwise take actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights therein or (v) commit to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv).

(e)           For the avoidance of doubt, the Company and its Subsidiaries shall not be required to take any action with respect to any Order or any applicable Law which would bind the Company or its Subsidiaries irrespective of whether the Merger occurs.

Section 6.11            Public Announcements.  Except as provided for in this Agreement, each of Parent and the Company agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system, in which case the party required to make the release or announcement shall use its reasonable best efforts to the extent practicable to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent required, shall be at the final discretion of the disclosing party.  The Company and Parent agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.  Notwithstanding the foregoing, Parent’s consent shall not be required with respect to, and this Section 6.11 shall not otherwise restrict, any public statement with respect to or in connection with an Adverse Change Recommendation made in accordance with this Agreement.  Notwithstanding the foregoing, without the prior consent of the other parties, the Company (a) may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice regarding matters unrelated to this Agreement and the transactions contemplated hereby in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by Parent.

Section 6.12          Applicable Exchange De-listing.  The Surviving Corporation shall cause the Common Stock to be de-listed from the Applicable Exchange and de-registered under the Exchange Act at or as soon as practicable following the Effective Time.

Section 6.13          Fees, Expenses and Conveyance Taxes.  Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except that Expenses incurred in connection with the filing, printing and mailing of the Company Proxy Statement shall be shared equally by the Company and Parent, and Parent shall pay the filing fee for any filings made under the HSR Act or any Foreign Competition Law.

Section 6.14          Takeover Statutes.  Unless the Company Board has withdrawn, modified or amended the Company Board Recommendation, if any takeover statute is or becomes applicable to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, each of Parent, the Company and their respective boards of directors shall use reasonable best efforts to (a) ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 6.15          Resignation of Directors.  At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company and its Subsidiaries specified by Parent in writing reasonably in advance of the Closing, in each case, effective at the Effective Time.

Section 6.16          Section 16b-3.  Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.17          FIRPTA Certificate.  On or prior to the Effective Time, the Company shall deliver to Parent a certificate or certificates in compliance with Treasury Regulation Section 1.1445-2, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code; provided, that, notwithstanding anything in this Agreement to the contrary, Parent’s sole right if the Company fails to provide such certificate shall be to make an appropriate withholding under Sections 897 and 1445 of the Code.

Section 6.18          Rule 14d-10(d) Matters.  Prior to the Offer Acceptance  Time, to the extent permitted by Laws, the Company (acting through the Compensation Committee or another committee of the Company Board, which shall, in either case, at the time of such approval, consist entirely of independent directors as such term is defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules) will take all such steps as may be required and within the authority of such body, to cause each agreement, arrangement or understanding entered into by the Company or its Subsidiaries on or after the date of this Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 6.19          Shareholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and the Company shall not agree to any such settlement without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.20          Bonus Tax Depreciation.  From and after the date of this Agreement and prior to the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company and its Subsidiaries shall elect not to utilize bonus Tax depreciation on their Tax Returns for the Tax year ending September 30, 2011 or on any Tax Returns filed thereafter.

Section 6.21          Financial Statements; Management Reports.  For each calendar month in the period beginning the date of this Agreement through the Closing Date,

the Company shall provide Purchaser with copies of (i) its internal management reports prepared in a manner consistent with such reports previously provided to Parent (excluding competitively sensitive information), (ii) the unaudited balance sheets and income statements of the Company and its Subsidiaries, prepared in the ordinary course of business and in accordance with past practice, for each such calendar month and (iii) the first page of the aggregate weekly position reports one week in arrears.

Section 6.22          Credit Agreement.  The Company shall promptly provide Parent with a copy of all notices given or received following the date hereof pursuant to the Credit Agreement, together with any communication from the lenders thereunder, in each case in connection with a default or event of default under the Credit Agreement.

ARTICLE VII

CONDITIONS

Section 7.1            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)           Company Shareholder Approval; Short Form Merger.  (i) If the adoption of this Agreement by the Company’s shareholders is required by Laws in order to consummate the Merger, this Agreement shall have been duly adopted by the Requisite Company Vote at a duly called Company Shareholders Meeting, or (ii) all conditions of Section 10.006 of the Texas Act required to be satisfied to effect the Merger as a Short Form Merger shall have been satisfied.

(b)           No Orders.  No federal or state court of the United States of America shall have issued any Order that enjoins or otherwise prohibits consummation of the Merger.  No other Governmental Authority shall have issued any Order that enjoins or otherwise prohibits consummation of the Merger, which Order would have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger.  There shall not be in effect any Law (excluding any Order) enacted, promulgated or deemed applicable to the Merger by any Governmental Authority which prohibits the consummation of the Merger.

(c)           Consummation of Offer.  Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment and paid for all of the shares of Common Stock validly tendered pursuant to the Offer and not withdrawn.

ARTICLE VIII

TERMINATION

Section 8.1            Termination by Mutual Consent.  This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company.

Section 8.2            Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company at any time before the Effective Time by written notice to the other:

(a)           if Offer Acceptance Time has not occurred by the close of business on August 1, 2012 (the “Termination Date”); provided, that if the condition set forth in clauses (2)(f) or (g) of Annex I hereto has not been satisfied and all other conditions in Annex I (other than the Minimum Condition) are satisfied or are capable of being satisfied by such date, then either the Company or Parent may elect, by notice to the other, to extend the Termination Date to November 1, 2012.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.2(a) shall not be available to any party if the failure of such party (and in the case of Parent, the Merger Sub) to perform any of its obligations under this Agreement in any material respect has been a principal cause of or resulted in the failure of the Offer to be consummated on or before the Termination Date;

(b)           if any Antitrust Order permanently enjoins or otherwise prohibits consummation of the Offer or the Merger, and such Antitrust Order has become final and nonappealable; or

(c)           if (i) any Order (other than an Antitrust Order) of any federal or state court of the United States of America permanently enjoins or otherwise prohibits consummation of the Offer or the Merger, and such Order has become final and nonappealable, or (ii) any other Order (other than an Antitrust Order) permanently enjoins or otherwise prohibits consummation of the Offer or the Merger, and such Order has become final and nonappealable and would have a Company Material Adverse Effect or a material adverse effect on the business of Parent and its Subsidiaries, taken as a whole, after giving effect to the Offer or the Merger.

Section 8.3            Termination by Parent.  This Agreement may be terminated by Parent at any time before the Offer Acceptance Time by written notice to the Company:

(a)           if, whether or not permitted to do so, (i) the Company Board shall have made an Adverse Change Recommendation (provided that, any written notice, including pursuant to Section 1.2, of the Company’s intention to make an Adverse Change Recommendation in advance of making an Adverse Recommendation Change shall not result in Parent having any termination rights pursuant to this Section 8.3(a) unless such written notice constitutes an Adverse Change Recommendation), (ii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9, or (iii) the Company Board fails to publicly reaffirm the Company Board Recommendation within ten

(10) calendar days after receipt of a written request by Parent to provide such reaffirmation following a publicly made Takeover Proposal;

(b)           if (i) the Company Board approves, endorses or recommends a Superior Proposal, or (ii) a tender offer or exchange offer for all outstanding shares of capital stock of the Company is commenced and the Company Board recommends in favor of such tender offer or exchange offer by its shareholders; or

(c)           if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to, if occurring or continuing at the Expiration Date, the failure of the conditions in Annex I and (ii) has not been cured by the Company (provided such breach is curable by the Company) within the earlier of the Termination Date and within twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations, warranties, covenants or agreements contained in this Agreement.

Section 8.4            Termination by the Company.  This Agreement may be terminated by the Company at any time before the Offer Acceptance Time by written notice to the Parent:

(a)           if Company Board has made an Adverse Change Recommendation in accordance with this Agreement in response to a Superior Proposal received by the Company after the date of this Agreement, provided, however that the Company shall comply with its obligations under Section 8.6(b) and substantially concurrently with such termination enter into the Acquisition Agreement relating to such Superior Proposal;

(b)           if Parent or Merger Sub (i) breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach, individually or in the aggregate, would delay the consummation of the Offer beyond the Termination Date or prevent the consummation of the Offer or the Merger and (ii) has not been cured by Parent (provided such breach is curable by Parent) within the earlier of twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company and the Termination Date, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition in Annex I; or

(c)           if (i) all of the conditions set forth on Annex I shall have been satisfied or waived as of the expiration of the Offer (including any extensions thereof in accordance with Section 1.1), and Merger Sub shall have failed to consummate the Offer promptly thereafter in accordance with Section 1.1 and (ii) such failure shall not have not been cured by Parent or Merger Sub within the earlier of three days after the receipt of written notice of such breach from the Company and the Termination Date.

Section 8.5            Effect of Termination.  If this Agreement is terminated pursuant to this Article VIII, except as set forth in this Section 8.5, it shall become void and of no further force and effect, with no Liability (other than as provided in Section 8.6) on the part of any party to this Agreement (or any shareholder or Representative of such party); provided, that subject to Section 8.6, if such termination results from the (a) failure of any party to perform its covenants, obligations or agreements contained in this Agreement or (b) intentional breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Damages incurred or suffered by the other parties as a result of such failure or breach.  The provisions of Section 6.3(b), Section 6.13, this Section 8.5, Section 8.6, Article IX, the Confidentiality Agreement and the Guarantee shall survive any termination of this Agreement.

Section 8.6            Fees and Expenses Following Termination.

(a)           Except as set forth in this Section 8.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 6.13.

(b)           The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds a nonrefundable amount equal to (x) in the case of clauses (i), (ii) and (iii) below, (A) $3,500,000 (such amount, the “Company Termination Fee”) plus (B) reimbursement for all reasonable documented out-of-pocket Parent costs and expenses (including reasonable documented out-of-pocket legal fees, financial advisory fees, and other consulting fees) incurred by Parent or its Affiliate in connection with the transactions contemplated herein, including costs incurred in connection with due diligence, negotiation and preparation of this Agreement and the documents contemplated herein and the Offer, in an aggregate amount not exceeding $1,500,000 (the “Expense Reimbursement Amount”), and (y) in the case of clauses (iv) and (v) below, the Expense Reimbursement Amount:

(i)           if this Agreement is terminated by the Company pursuant to Section 8.4(a), in which case payment shall be made concurrently with such termination;

(ii)           if this Agreement is terminated by Parent pursuant to Section 8.3(a) or Section 8.3(b), in which case payment shall be made within two Business Days following such termination;

(iii)           if (A) a Takeover Proposal shall have been publicly made or publicly proposed to the Company or otherwise publicly announced prior to or at the termination of this Agreement and not subsequently withdrawn, (B) this Agreement is terminated by either Parent pursuant to 8.3(c) or the Company pursuant to Section 8.2(a) (unless the Company would have been entitled to terminate this Agreement pursuant to Section 8.4(b) (determined without giving effect to the notice and cure provisions contained therein) but for such termination pursuant to Section 8.2(a) or Section 8.3(c)) and (C) within 365 days following the date of such termination, the Company consummates any Takeover Proposal or enters into a Contract providing for the implementation of any Takeover Proposal and the transaction is subsequently consummated, in which case payment shall be made within five Business Days following the date on which the Company consummates such Takeover Proposal.  For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “more than 50%”; provided; however that any amount payable pursuant to this Section 8.6(b)(iii) shall be reduced by the amount of any previous payment pursuant to Section 8.6(b)(iv) or Section 8.6(b)(v);

(iv)           if this Agreement is terminated by Parent pursuant to Section 8.3(c); or

(v)           if this Agreement is terminated by the Company pursuant to Section 8.2(a), and Parent has not breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would permit the Company to terminate this Agreement pursuant to Section 8.4(b) (determined without giving effect to the notice and cure provisions contained therein) or Section 8.4(c).

(c)           Parent and the Company acknowledge that (i) the fees and other provisions of this Section 8.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 8.6 does not constitute a penalty.  Notwithstanding anything to the contrary in this Agreement, in any situation where this Agreement has been terminated by the Company pursuant to Section 8.2(a) or Section 8.4(a) or by Parent pursuant to Section 8.3(a), Section 8.3(b) or 8.3(c) and in connection with such termination the Company is required to pay the Company Termination Fee, Parent’s receipt of the Company Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of such party and its Affiliates, as applicable, for (x) any Damages suffered as a result of the failure of the Offer or Merger to be consummated and (y) any other Damages suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and upon payment of the Company Termination Fee in accordance with this Section 8.6, neither the Company nor any of its shareholders, directors, officers, agents or other Representatives shall have any further Liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, if the Company fails promptly to pay any amount due pursuant to this Section 8.6, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Company Termination Fee and/or the Expense Reimbursement Amount, the Company shall pay to Parent its reasonable documented out-of-pocket costs and expenses (including reasonable documented out-of-pocket attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee and/or the Expense Reimbursement Amount (as applicable) from the date such payment was required until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made; provided, further, that the foregoing shall not impair the rights of Parent or the Company, if any, to obtain injunctive relief pursuant to Section 9.15 prior to any termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1            Certain Definitions.  For purposes of this Agreement:

(a)           “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, on terms no less favorable (except with respect to standstill provisions) in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b)           “Acquisition Agreement” means a written binding merger agreement (or similar agreement) between the Company and a third party pursuant to which such parties agree to the terms of a Superior Proposal.

(c)           “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(d)           “Antitrust Order” means any Order under the HSR Act or any Foreign Competition Law set forth in Section 9.1(d) of the Company Disclosure Letter that enjoins or otherwise prohibits the consummation of the Offer, or the Merger.

(e)           “Applicable Exchange” means The NASDAQ Stock Market LLC.

(f)           “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in Houston, Texas are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Texas time.

(g)           “CFIUS” means the Committee on Foreign Investment in the United States

(h)           “Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (A) is, or would reasonably be expected to be, materially adverse to the business, assets, results of operations or condition  (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (B) prevents, materially impairs or materially delays the consummation of the Offer or the Merger or materially impairs the ability of the Company to perform its obligations under this Agreement; provided, that any Effect attributable to or arising from the following will not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be likely to occur: (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, including the results of any primary or general elections, except to the extent such changes adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the Company’s and its Subsidiaries’ industries, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index except to the extent such changes adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the Company’s and its Subsidiaries’ industries, (iv) changes in GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, except to the extent such changes adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the Company’s and its Subsidiaries’ industries, (v) changes in the Company’s and its Subsidiaries’ industries in general or seasonal or cyclical fluctuations in the business of the Company or any of its Subsidiaries except to the extent such changes adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the Company’s and its Subsidiaries’ industries, (vi) any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such decline or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, except to the extent such changes adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the Company’s and its Subsidiaries’ industries, (ix) any Legal Actions arising from or relating to this Agreement or the transactions contemplated by this Agreement or any restriction, condition or other obligation imposed in connection with any consent, approval, authorization, clearance or filing made, sought or obtained by Parent in connection with the transactions contemplated hereby, (x) the announcement or pendency  or existence of this Agreement, the identity of the parties hereto or any of their respective Affiliates or Representatives, (xi) compliance by the Company and its Subsidiaries with the terms of this Agreement, including the failure to take any action restricted by this Agreement, (xii) any actions taken, or not taken, with the consent, waiver or at the request of Parent or any action taken to the extent expressly permitted by this Agreement (including Section 6.10), (xiii) any matter to the extent disclosed in the Company Disclosure Letter or in the Company SEC Reports prior to the date hereof (other than Risk Factor Disclosure), provided this exception shall apply to such matter only to the extent disclosed and shall not apply to subsequent developments with respect to such matter, or (xiv) any Effect that is cured by the Company prior to termination of this Agreement.

(i)           “Company Stock Plan” means the plan set forth on Section 4.17(a) of the Company Disclosure Letter under which Company Options, Company RSU Awards and Company Restricted Stock Awards have been granted.

(j)           “Contract” means any contract, agreement, understanding, indenture, note, bond, deed, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, instrument, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(k)           “Credit Agreement” means the Second Amended and Restated Loan and Security Agreement, dated as of May 18, 2011, and as amended December 29, 2011, by and among the Company, Imperial Distributing, Inc., Imperial-Savannah LP and Ragus Holdings, Inc., as Borrowers, the additional Subsidiaries of the Company as Guarantors, certain financial institutions signatories thereto as Lenders, Bank of America, N.A. as Agent, Bank of America, N.A. and General Electric Capital Corporation as Co-Collateral Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Co-Lead Arranger and Book Manager, and General Electric Capital Corporation as Co-Lead Arranger.

(l)           “Damages” means all costs, expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities, but excluding consequential and punitive damages.

(m)           “Derivative Action” means Piszko v. Imperial Sugar Company, et al., Cause No. 12-DCV-195994 (District Court of Fort Bend County, Texas) and Cinotto v. Imperial Sugar Company, et al., Cause No. 12-DCV-196013 (District Court of Fort Bend County, Texas).

(n)           “Effect” means any change, effect, event, development, occurrence, condition or state of facts.

(o)           “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally, and (ii) general principles of equity.

(p)           “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory (including any stock exchange), or taxing authority or power of any nature; (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

(q)           “Hazardous Substances” means (i) any substance that is listed, classified or regulated as hazardous or toxic under any Environmental Law; or (ii) any petroleum product or by-product, lead-based paint, asbestos-containing material, polychlorinated biphenyls, radioactive material or radon.

(r)           “Insurance Litigation” means American Guarantee & Liability Insurance Company v. Imperial Sugar Company, et al., Civil Action No. 1:11-CV-2778-WSD (U.S. District Court, N.D. Georgia).

(s)           “Intellectual Property” means (i) patents, patent applications and statutory invention registrations; (ii)  trademarks, service marks, trade dress, logos, trade names, corporate names, domain names, other source identifiers and registrations and applications for registration of the foregoing; (iii) copyrights and mask works and registrations and applications for registration of the foregoing; and (iv) trade secrets, know-how and other confidential and proprietary information.

(t)           “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 9.1(t) of the Parent Disclosure Letter or Company Disclosure Letter, respectively, assuming such person made a reasonable inquiry into the applicable matter.

(u)           “Law” means any law, statute, principle of common law, ordinance, code, regulation, rule or other requirement of any Governmental Authority (or NASDAQ or the Applicable Exchange), and any Orders.

(v)           “Liens” means any mortgages, liens, pledges, security interests, claims, options, restrictions on use, rights of first offer or refusal, charges, restrictions on voting rights or other encumbrances of any nature whatsoever.

(w)           “Material Litigation” means the Derivative Action, the Securities Litigation, the Insurance Litigation, Personal Injury Claims and the SSI Litigation.

(x)           “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(y)           “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with other Effects prevents, impairs or materially delays the consummation by Parent or Merger Sub of the Offer, the Merger or the other transactions contemplated hereby or prevents or materially impairs or delays the ability of Parent or Merger Sub to perform its obligations hereunder.

(z)           “Permitted Lien” means (i) any Lien for Taxes which are not yet due or which are being contested in good faith and for which there are adequate reserves on the financial statements of the Company, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports, (iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession, (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Liens disclosed on existing title reports or existing surveys which have (together with all title exception documents) been delivered to Parent, (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (viii) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject, and (ix) Liens (other than Liens securing Indebtedness) that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or the continuation and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted.

(aa)         “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(bb)         “Personal Injury Claims” means Bing, et al. v. Imperial Sugar Company, et al., Civil Action File No. STCV-09-00580 (State Court of Chatham County, Georgia), Frasier  v. Savannah Foods Industrial, Inc., et al., Civil Action File No.:  STCV-08-02081 (State Court of Chatham County, Georgia), Quarterman  v. Savannah Foods Industrial, Inc., et al., Civil Action File No.:  STCV-08-05266 (State Court of Chatham County, Georgia), White v. Savannah Foods Industrial, Inc., et al., Civil Action File No.: STCV- 09-02021 (State Court of Chatham County, Georgia) and Smith v. Savannah Foods Industrial, Inc., et al., Civil Action File No. STCV-09-00128 (State Court of Chatham County, Georgia).

(cc)         “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

(dd)        “Requisite Company Vote” means the approval of the Merger by the affirmative vote of holders of at least two-thirds of the outstanding shares of Common Stock as of the record date for the Company Shareholders Meeting.

(ee)         “Risk Management Policy” means the Company Risk Management Policy for Commodities and Related Derivative Positions, implemented and approved by the Audit Committee 5/10/02, a true and correct copy of which has been provided to Parent.

(ff)           “Securities Litigation” means Dawes v. Imperial Sugar Company, et al., Civil Action No. 4:11-cv-03250 (U.S. District Court, S.D. Texas).

(gg)         “Short Form Merger” means a short form merger pursuant to Section 10.006 of the Texas Act.

(hh)         “SSI Litigation” means Imperial Sugar Company v. Southern Systems, Inc, No. 4:11-CV-00970 (U.S. District Court, S. D. Texas).

(ii)           “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than either (i) 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person or (ii) 50% of the economic interests.

(jj)           “Superior Proposal” means any bona fide written Takeover Proposal not solicited or initiated in violation of Section 6.4 which (i) relates to more than 50% of the outstanding shares of Common Stock or all or substantially all the assets of the Company and its Subsidiaries taken as a whole and (ii) the Company Board determines, in consultation with its legal and financial advisors, (A) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company (in their capacities as stockholders) than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Parent in response thereto) and (B) is reasonably likely to be consummated (if accepted) on the terms set forth in the proposal; provided, however, that a Superior Proposal may consist of multiple Takeover Proposals that are contemplated to be completed substantially concurrently and that, taken together, satisfy all of the requirements set forth in this definition.

(kk)           “Takeover Proposal” means, any inquiry, proposal or offer by a Person other than Parent or its Affiliates, relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries (which, for purposes of this definition, shall not include entities that are owned 50% or less by the Company) representing 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase, sale, transfer, exchange or issuance of shares of capital stock or other securities, or rights to acquire capital stock or other securities, in a single transaction or series of related transactions, representing 15% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company, or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

(ll)           “Takeover Transaction” means any transaction or series of transactions involving the events described in subclauses (i) through (v) in the definition of Takeover Proposal.

(mm)       “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(nn)        “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

(oo)        “Transactions” means (a) the execution of this Agreement, and (b) all of the transactions contemplated by this Agreement, including the Offer, the Top-Up Option and the Merger.

(pp)        “Treasury Regulations” means the Treasury Regulations promulgated under the Code.

(qq)        “WSI” means Wholesome Sweeteners, Incorporated.

Section 9.2            Interpretation.  Unless the express context otherwise requires:

(a)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)           terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)           the terms “Dollars” and “$” mean U.S. dollars;

(d)           references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)           wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)            references herein to any gender shall include each other gender;

(g)           references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 9.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)           references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)            with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j)            the word “or” shall be disjunctive but not exclusive;

(k)           references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l)            references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m)          the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n)           with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o)           if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(p)           references to “material to the Company”, “material to the Company or any Subsidiary”, “material to the Company and its Subsidiaries”, or phrases of similar import (including the word “material” when used with reference to any matter involving the Company or any of its Subsidiaries) shall be deemed to mean “material to the Company and its Subsidiaries, taken as a whole”; and

(q)           references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.

Section 9.3            No Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement (other than the Guarantee) shall survive the Effective Time.  This Section 9.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 9.4            Governing Law.  This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Texas, without regard to conflict of law principles thereof.

Section 9.5            Submission to Jurisdiction; Service.  Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the Southern District of New York and the state court sitting in New York County, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the foregoing courts (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 9.6            WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

Section 9.7            Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

c/o Louis Dreyfus Commodities LLC
40 Danbury Road
Wilton, CT 06897-0810
Attention:  Scott Hogan
Facsimile:  203-761- 2325

with a copy (which shall not constitute notice) to:

c/o Louis Dreyfus Commodities LLC
40 Danbury Road
Wilton, CT 06897
Attention:  Chief Legal Officer
Facsimile:            (203) 761-2309

If to the Company, to:

8016 Highway 90-A
Sugar Land, Texas 77487-0009
Attention:            Louis T. Bolognini, Esq.
Facsimile:            (281) 490-9881

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:  Steven J. Williams, Esq.
Facsimile:  (212) 757-3900

All such notices or communications shall be deemed to have been delivered and received:  (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second (2nd) Business Day after the sending thereof.

Section 9.8            Amendment.  This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further shareholder approval under applicable Law after shareholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub, Parent and the Company.  This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 9.9            Extension; Waiver.  At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 9.10          Entire Agreement.  This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Guarantee and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  Without limiting the generality of Section 5.14, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 9.11          No Third-Party Beneficiaries.  Except (a) as provided in Section 6.8 (which shall be for the benefit of the Indemnified Parties), and (b) the penultimate sentence of Section 1.3(b) (which shall be for the benefit of the Continuing Directors), Parent and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 9.12          Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 9.13          Rules of Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Subject to and without limiting the introductory language to Article IV and Article V, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.14          Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be void.

Section 9.15          Specific Performance.  Subject to Section 8.6, the parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 6.10 by Parent or Merger Sub, and (ii) if (A) all conditions in Annex I or Section 7.1 (other than those conditions that, by their nature, are to be satisfied at the Offer Acceptance Time or Closing, as the case may be) have been satisfied and (B) Parent and Merger Sub fail to complete the Offer or the Closing by the date the Offer or Closing is required to have occurred pursuant to Section 1.1 or Section 2.2, respectively, to cause Parent and/or Merger Sub to prevent or cure breaches of this Agreement by Parent or Merger Sub and/or to enforce specifically the terms and provisions of this Agreement, including to cause Parent and/or Merger Sub to consummate the transactions contemplated by this Agreement, including to effect the Offer and/or the Closing in accordance with Section 1.1 or Section 2.2, as the case may be, on the terms and subject to the conditions in this Agreement.  Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.16          Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.  This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

LD Commodities Sugar Holdings LLC

By:	/s/ Scott T. Hogan
Name: Scott T. Hogan
Title: Vice President & Treasurer

Louis Dreyfus Commodities Subsidiary Inc.

By:	/s/ Scott T. Hogan
Name: Scott T. Hogan
Title: Vice President & Treasurer

IMPERIAL SUGAR COMPANY

By:	/s/ H. P. Mechler
Name: H. P. Mechler
Title: Senior Vice President & CFO

[Signature Page to Agreement and Plan of Merger]

ANNEX I

CONDITIONS OF THE OFFER

Notwithstanding any other terms or provisions of the Offer or the Merger Agreement, Merger Sub shall not be obligated to accept for payment or, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), pay for, and (subject to any such rules and regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of, or payment for, any validly tendered shares of Common Stock (the “Shares”) pursuant to the Offer (and not theretofore accepted for payment or paid for), if:

(1) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), there shall not have been validly tendered and not validly withdrawn that number of Shares that when added to the Shares then beneficially owned by Parent and its Subsidiaries would represent one Share more than sixty-six and two-thirds percent (66 2/3%) of the sum of:

(a)           all Shares then issued and outstanding, and

(b)           all Shares issuable upon the exercise, conversion or exchange of any Company options, Company warrants or other rights to acquire Shares then outstanding (other than any Shares issuable pursuant to the Top-Up Option) regardless of whether or not then vested (such condition in this clause (1) being, the “Minimum Condition”); or

(2)           any of the following events or conditions shall exist as of the applicable scheduled Expiration Date of the Offer:

(a)           the representations and warranties of the Company set forth in Sections 4.1 (Organization and Power), 4.3 (Corporate Authorization), 4.7 (Non-Contravention), 4.8 (Capitalization), 4.9 (Voting), 4.13(a) (Absence of Certain Changes - MAE), 4.16 (Company Rights Agreement), 4.24 (Takeover Statutes) and 4.26 (Brokers) of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement, and shall not be true and correct in all material respects at and as of the Expiration Date as if made on and as of such Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Letter purported to have been made after the date of the Merger Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(b)           the remaining representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clause (2)(a) above) shall not be true and correct in all respects as of the date of the Merger Agreement, and shall not be true and correct in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, except as would not (in the aggregate) reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Company Material Adverse Effect” qualifications and other materiality

Annex I - 1

qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Letter purported to have been made after the date of the Merger Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured as of such date);

(c)           the Company shall have materially breached or failed to comply in all material respects with all covenants and obligations that the Company is required to comply with or to perform under the Merger Agreement prior to the Expiration Date;

(d)           the waiting period applicable to the Offer under the HSR Act shall have failed to expire or otherwise not been terminated;

(e)           since the date of this Merger Agreement, there shall have occurred and be continuing a Company Material Adverse Effect;

(f)           there shall have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger or any action taken, or any Law which, directly or indirectly, prohibits or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

(g)           there shall be pending any litigation by a Governmental Authority having authority over Parent, Merger Sub or the Company (1) seeking to prohibit the consummation of the Offer or the Merger, other than pursuant to Exon-Florio, (2) seeking to restrain or prohibit Parent’s or its Affiliates’ ownership or operation of the business of the Company, or of Parent or its Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate any material portion of the business or assets of the Company or of Parent or its Affiliates, other than pursuant to Exon-Florio or (3) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the Shares, other than pursuant to Exon-Florio;

(h)           the Company shall not have provided Parent with a certificate, signed by an executive officer of the Company on behalf of the Company, to the effect that, as of such date, the conditions in clauses 2(a), 2(b), 2(c) and 2(e) of this Annex I have been satisfied; or

(i)           the Merger Agreement shall have been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub prior to the expiration of the Offer, and all conditions (except for the Minimum Condition) may be waived by Parent or Merger Sub in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.  The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I - 2

Capitalized terms used in this Annex I and not otherwise defined shall have the respective meanings assigned thereto in the Agreement to which this Annex I is attached (the “Merger Agreement”).

 Annex I - 3